2002 Annual Report	Strength in Numbers

BROOKFIELD PROPERTIES CORPORATION

Brookfield Properties Corporation, with a stock market value of $8.6 billion in assets, owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 50 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York City and BCE Place in Toronto. Brookfield also manages over 130 million square feet of space.

Strength in Numbers: Our 2002 Results

•	15% increase in FFO

•	21% growth in EPS

•	19.8% total investor return

Financial Highlights

All amounts expressed in US dollars unless otherwise noted

(US millions, except per share information)	2002	2001	2000	1999	1998

Results of continuing operations – commercial operations (1)
Commercial property net operating income and gains	$660	$672	$611	$569	$506
Funds from operations and gains	374	334	268	213	173
Net income	236	202	140	125	114
Return on equity	20.2%	18.7%	16.1%	14.4%	12.5%
Per diluted common share – commercial operations (1)
Funds from operations and gains	$2.18	$1.92	$1.56	$1.23	$0.98
Funds from operations prior to lease termination income and gains	1.87	1.63	1.45	1.12	0.98
Net income	1.34	1.12	0.76	0.67	0.61
Cash dividends (2)	0.40	0.33	0.25	0.21	0.16
Book value	11.07	10.27	10.06	8.77	8.03
Closing market	18.20	15.45	16.35	8.78	10.15
Financial position (1)
Total assets	$7,450	$7,419	$8,123	$7,535	$7,200
Capital base	2,433	2,353	2,390	2,293	2,114
Fully diluted common shareholders’ equity	1,819	1,691	1,682	1,406	1,280

(1)	Excludes Brookfield Homes Corporation which was spun-off on January 6, 2003

(2)	Excludes distribution of Brookfield Homes Corporation

53 State Street, Boston	1

2002 ACHIEVEMENTS
Financial Performance		Proactive Leasing		Active Capital Management
•	Delivered target 15% FFO per share growth to $1.87 before gains	•	Leased three million square feet, three times the space contractually expiring	•	Generated in excess of $900 million in liquidity
•	Increased total FFO per share including gains to $2.18	•	Maintained average lease term of ten years across the portfolio with minimal lease roll-over	•	Sold 50% interests in Bankers Hall in Calgary and Exchange Tower in Toronto
•	Achieved 19.8% total investor return			•	Issued $123 million of preferred shares to strengthen the balance sheet

Dear Shareholders,

Although 2002 was a challenging year for the North American economy, for debt and equity investments, and for commercial real estate markets, we are proud to report to you another year of strong performance and record financial results.

In virtually all North American markets, new leasing demand remained modest, increasing direct and sublease availabilities and placing pressure on rental rates. Despite softer market fundamentals, historically low interest rates have had a positive impact on our industry, not only by lowering the cost of capital, but by reducing capitalization rates, increasing the value of well-leased properties such as Brookfield’s.

We have always believed in the cyclical nature of the real estate business. In 1999, in the midst of one of the strongest real estate markets in the past twenty years, we took steps to prepare for the next economic downturn, embarking on a strategy to reduce the level of risk within our portfolio.

Since sustainable cashflows are the key to long-term success in commercial real estate, we worked to enhance the quality of our cashflow stream and extend the maturity profile of our leases. We did this by leasing space to financially-secure tenants on a long-term basis well in advance of actual availability. Over the past four years, we have leased 15 million square feet of space, over three times the expiries during the same period. As a result, Brookfield benefits from an average lease life of ten years, a high-credit quality tenant base and a modest near-term lease expiry profile. These dynamics are perhaps the strongest in the industry, distinguishing us among our peers.

Increasing and protecting our cashflow has been only part of our focus. The effective reallocation of financial resources has also been critical to consistently achieving cashflow growth over the long term. During 2002, we continued to generate capital for redeployment from our mature properties by selling 50% interests in two of our Canadian office towers. In total, we have raised $719 million in the last two years by selling interests to institutional partners seeking solid returns with limited capital risk and by selling non-core assets. These transactions have helped strengthen our balance sheet, providing ample liquidity and putting us in a strong position to take advantage of opportunities that may arise in this environment.

All of these steps have prepared Brookfield for the less robust economic times that we are currently facing and have given us the ability to continue to deliver growth in shareholder value. Below are the highlights of our accomplishments in 2002, our strategic priorities for continuing to deliver solid results and the challenges that we face going forward.

Financial Results

After adjusting for the spin-off of our housing business, overall during 2002, we:

•	Achieved funds from operations per share prior to lease termination income and gains of $1.87, meeting our growth target for 2002 of 15%.

•	Delivered $60 million of gains and increased total funds from operations per share to $2.18.

Pure Play Strategy		Investments		Leadership in Manhattan
•	Solidified Brookfield’s position as a pure play commercial property company through the spin-off of Brookfield Homes Corporation	•	Purchased 51% of Three World Financial Center in New York	•	Led Lower Manhattan redevelopment activities with accelerated re-tenanting of our properties and the reopening of the Winter Garden
•	Sold non-core commercial and retail properties, generating $93 million	•	Increased ownership of Canada Trust Tower in Toronto to 50%	•	Advanced 300 Madison Avenue development project
		•	Increased ownership of New York/Boston subsidiary to 98.5%
		•	Repurchased 1.4 million common shares

•	Benefited from stock price appreciation of $3 per share to $20.20. After adding in dividends, shareholders realized a total return of 19.8% compared with a 9.9% increase in the Wilshire Associates’ Real Estate Index and a 22.1% decline in the S&P 500 Index.

Leasing

2002 was an exceptional year, one in which we leased over three million square feet of space. At year-end, we were 95.5% leased across the portfolio, down slightly from 2001 due to the expected relocation of Target Corporation to a building that they recently developed in downtown Minneapolis and a weakening of market conditions in Denver. Looking forward, only 3.5% of our leases expire each year on average until 2005.

Asset Management Initiatives

Brookfield generated in excess of $900 million of liquidity in 2002: $285 million from commercial property operations; $91 million from Brookfield’s residential operations; $226 million from the sale of partner interests and non-core assets; $93 million from non-recourse property financings; and $223 million through the issuance of preferred shares and additional credit lines. The capital generated was utilized for reinvestment in strategic acquisitions and other value-enhancing initiatives, which include:

•	The purchase of 51% or 1.2 million square feet of space in Three World Financial Center in Lower Manhattan for $158 million or $128 per square foot. This acquisition gives us an ownership position in all four of the World Financial Center office towers. Although we acquired this property virtually empty, we are confident that the well-below replacement cost price that we paid, combined with the strength of our portfolio, will deliver significant value to shareholders, especially as Lower Manhattan’s infrastructure and transit system are enhanced and the market rebounds.

•	The further consolidation of our ownership interest in our New York City and Boston assets to 98.5% for $56 million.

•	The acquisition of an additional 10% of the Canada Trust Tower at BCE Place in Toronto for $29 million, increasing Brookfield’s ownership percentage in this premier property to 50%.

•	The acquisition of a 20% interest in Gulf Canada Square in Calgary for $22 million.

•	The purchase of nearly 1.4 million common shares of our stock during 2002 at an average price of $18.49 per share, or $16.49 per share after considering the impact of the distribution of Brookfield Homes. This brings the total number of shares repurchased since the inception of our normal course issuer bid in 1999 to over 5.9 million. With a sizable difference between our share price and our view of Brookfield’s underlying net asset value, we continue to believe that one of the best investments that we can make is in our own company.

Future Acquisitions and Development

We remain well-positioned to grow through strategic acquisitions and selective development by leveraging

2003 OBJECTIVES
Financial Performance		Portfolio Management		Development
•	FFO growth of 15%	•	Leverage internal opportunities on a low-risk basis where tenants are in transition and value can be created for shareholders	•	Complete 300 Madison Avenue development in the fall of 2003 on time and on budget
•	Return on equity of 20%	•	Strategically acquire premier office properties in new or existing markets	•	Advance existing development sites to capitalize on opportunities as they arise and markets rebound
Capital Management
•	Sell 50% interests in mature properties to generate cash for reinvestment into higher-growth opportunities our financial strength and our market and operating expertise. However, we have yet to see market pricing adjust to levels warranted by underlying fundamentals and see no reason to stray from our disciplined approach to acquiring new properties. We will only undertake acquisitions where we have a competitive advantage and our risk-adjusted return hurdles can be met.

Brookfield owns or controls nine million square feet of high-quality, well-located office development rights in our New York and Toronto markets. We are optimistic that the lack of new development over the last decade will result in supply constraints once the economy rebounds, presenting opportunities to create value by proceeding with these developments. However, similar to our disciplined approach to acquisitions, we will only commence construction once we have secured significant pre-leasing commitments.

Pure Play

On January 6, 2003, we completed the separation of our U.S. home building operations from the commercial operations through the creation and spin-out of Brookfield Homes Corporation. This strategic initiative allows us to focus on our core commercial property business. It also enables Brookfield Homes to be valued in the marketplace on its own and to raise capital and pursue business opportunities independent of a commercial property-focused company. The results so far have supported our belief that both companies are more valuable operating independently.

Lower Manhattan Update

The clean-up phase of Lower Manhattan’s recovery is complete and has been a great success. All pre-9/11 transportation has been restored with the exception of the PATH trains that will be operational in the fall of 2003. Plans for the future of Lower Manhattan and the World Trade Center site are now moving rapidly with a land use plan expected in early 2003 and a memorial plan before the end of the year.

Because of our sizable investment in this market, Brookfield has been actively involved in both Lower Manhattan’s revitalization and the shaping of its future. Our Co-Chairman John Zuccotti has been a strong and respected voice throughout the process. Additionally, as the first major construction project to be completed near ground zero, Brookfield’s restoration and reopening of the Winter Garden at the World Financial Center in September 2002 represented a significant contribution to the area’s renewal.

The re-occupancy of our Lower Manhattan properties has also proceeded at a rapid pace with a number of new leases signed during 2002. At Two World Financial Center, Thacher Proffitt & Wood signed a lease for 140,000 square feet, returning to Lower Manhattan following their displacement from the World Trade Center. At One Liberty Plaza, two lease agreements totaling more than 250,000 square feet were signed with Zurich North America and Arch Insurance. These transactions demonstrate the significance of Lower Manhattan’s economic advantage as businesses capitalize on both the substantial discount in downtown’s rents and the economic incentive packages available.

Outlook and Strategic Priorities

Although it is difficult to predict when the economy will turn the corner, we are anticipating modest leasing activity during 2003. Therefore, our goals and priorities for the year remain focused on the implementation of our core strategies to continue to deliver FFO growth of 15% and to maintain our ROE of 20%.

Our strategy of owning premier, market-dominant properties has provided the foundation for our continued growth. History has provided ample evidence that high-quality, well-located, technologically-advanced properties such as those that make up our portfolio outperform the market during periods of economic weakness. With a portfolio vacancy of 4.5% versus a U.S. vacancy average of 14% and Canadian vacancy average of 11%, we believe that the premier nature of our commercial properties will continue to give us a competitive advantage as we await a rebound in the economy.

We will continue to refinance and sell participating interests in our mature properties in order to generate excess capital, to take advantage of higher-return reinvestment opportunities and to further prepare our balance sheet for pursuing major transactions.

Working to further limit market risk through proactive lease management remains a priority. We will also continue to implement initiatives across the portfolio to reduce costs, improve operating efficiencies and better tenant services. We will seek new acquisitions on a disciplined basis and will work to further penetrate our core and perhaps new markets.

In Appreciation

Brookfield’s success is a credit to the drive and commitment of many, and we are especially grateful for the tremendous support that we receive from our employees, tenants, business partners and shareholders.

We extend our congratulations and appreciation to all those involved in our U.S. home building operations for their many past successes on our behalf and will be watching with great anticipation for their exciting future accomplishments at Brookfield Homes Corporation.

We are also grateful for the valuable work and contributions of our directors. Given that we are striving to lead with the adoption of “best practices” in corporate governance, we have recently taken this opportunity to reduce the size of our Board and to realign the members of our committees to ensure their effectiveness. We would like to acknowledge outgoing Board members Jean Beliveau, Ian Cockwell, Robert Ferchat and Roger Garon. Their counsel and business acumen contributed significantly to our achievements over the years.

We remain focused in 2003 on delivering on our financial performance targets and creating shareholder value. With a strong financial position, a solid growth strategy and a dedicated and energetic team, we are poised once again to meet our goals and create value for Brookfield’s shareholders, tenants and partners.

On behalf of the management and Board of Directors, thank you for your continued support of Brookfield.

Gordon E. Arnell
Chairman

Richard B. Clark
President and Chief Executive Officer

February 4, 2003

STRATEGIC FOCUS

Brookfield is committed to building shareholder value by investing in premier quality assets and proactively managing each of our properties to increase cashflows and maximize return on capital. We leverage our financial strength and market leadership to enhance returns traditionally earned in the real estate business.

John Zuccotti
Co-Chairman

Investment Profile

•	Premier office properties

•	Long-term lease profile

•	High-credit quality tenants

•	Track record of performance

•	Strong financial position

•	Foundation for growth

Corporate Overview

Geographic Distribution by Net Operating Income (NOI)	Portfolio Distribution by Square Feet

Portfolio Dynamics

Premier downtown office portfolio

•	50 properties and development sites

•	46 million square feet

Northeastern financial centers

•	80% of NOI from New York, Toronto and Boston

Low vacancy, minimal lease maturities and locked-in increasing rents

•	95.5% current portfolio occupancy

•	3.5% average lease maturities until 2005

•	Ten-year average lease term

•	Diverse, high-quality tenant base

Asset characteristics

•	Average size of 1.4 million square feet

•	Technologically-advanced infrastructure

•	Proximate to major transportation hubs

Development opportunities

•	Nine million square feet in New York and Toronto

Strategy and Results

Our strategic focus on owning, proactively managing and developing premier properties has created one of North America’s most distinguished portfolios of office properties.

Strategy

•	Reallocation of capital to deliver growth for shareholders over the long term and throughout economic cycles

•	Early renewal of existing leases to reduce risk and capture higher market rates

Result

•	Over 15 million square feet leased from 1999 to 2002, over three times contractual expiries

•	Generated in excess of $900 million of liquidity in 2002

•	Potential for the sale of additional partial interests in 2003 to reinvest in high-growth initiatives and capital repurchases

Republic Plaza, Denver	7

2003 TOP PRIORITIES

With the prospect of a continuation of a softer leasing environment in the immediate future, we are intensifying our efforts to execute proactive asset management strategies to attract and retain high-quality tenants and ensure strong financial results. Brookfield will maintain its position of market leadership through our high-quality portfolio, the strength of our professionals, and our creative asset management strategies.

David Arthur
President & CEO
Canadian Commercial
Operations

Dennis Friedrich
Executive Vice
President & COO
U.S. Commercial
Operations

Our highly-disciplined operating strategy

•	Focuses on income continuity through long-term leases with financially-sound tenants and long-term, fixed-rate mortgages

•	Creates financial liquidity through the sale of interests in mature properties

•	Takes advantage of market opportunities through the reallocation of capital and acquisitions

Proactive Asset Management

With the leasing of over 15 million square feet of space since 1999, Brookfield maintained an average lease term across the portfolio of ten years, with minimal lease expiries.

Lease maturities

		Leases Maturing In:

(000’s Sq. Ft.)	Available	2003	2004	2005	2006	2007	2008	2009	2010+	Total

New York	237	35	167	560	231	52	243	93	8,495	10,113
Boston	48	26	86	226	587	60	376	—	754	2,163

Subtotal	285	61	253	786	818	112	619	93	9,249	12,276
% of total	0.9%	0.3%	0.8%	2.6%	2.7%	0.4%	2.0%	0.3%	28.6%	38.6%

Toronto	221	166	260	1,069	195	369	276	315	4,012	6,883
Calgary	191	108	112	275	634	149	307	111	5,683	7,570

Subtotal	412	274	372	1,344	829	518	583	426	9,695	14,453
% of total	1.3%	0.9%	1.2%	4.4%	2.7%	1.7%	1.9%	1.4%	25.6%	41.1%

Denver	245	263	132	396	173	234	445	69	1,060	3,017
Minneapolis	386	376	195	50	482	72	68	91	1,288	3,008
Other	37	83	118	70	206	107	52	79	763	1,515

Subtotal	668	722	445	516	861	413	565	239	3,111	7,540
% of total	2.3%	2.4%	1.5%	1.7%	2.8%	1.4%	1.8%	0.8%	5.6%	20.3%

Total	1,365	1,057	1,070	2,646	2,508	1,043	1,767	758	22,055	34,269
% of total	4.5%	3.6%	3.5%	8.7%	8.2%	3.5%	5.7%	2.5%	59.8%	100.0%

Average lease term (years)

Canada Trust Tower, BCE Place, Toronto	9

STRATEGY FOR CREATING VALUE

The effective reallocation of financial resources is critical to consistently increasing cashflow and return on capital targets over time. Brookfield opportunistically acquires premier office properties, proactively manages the assets to surface value, and then refinances and/or sells partial interests to investment partners seeking stable returns. During 2002, Brookfield generated over $900 million of cash and invested close to $420 million of capital in order to continue to create value for shareholders.

Tom Farley
Senior Vice President
Western Office

Prudent Capital Allocation: The Calgary Story

Calgary Results NOI ($ millions)	ROE (Percentage)	Equity Investment ($ millions)

With a portfolio of 7.6 million square feet, Brookfield is the dominant Class A landlord in Western Canada’s oil and gas hub. In 1996, Brookfield’s Calgary portfolio included thirteen small Class B properties and a third-party management business, with a total equity investment of $82 million.

The purchase of Fifth Avenue Place in 1997 marked the start of our strategy to create value for shareholders through prudent capital allocation. Very simply, we acquire premier properties that are under-performing, proactively manage the operations, maximize occupancy and cashflow, refinance the assets, and sell 50% interests to institutional investors. This strategy enables us to surface the value we have created. Since 1996, we strengthened our market position in Calgary with investments in Petro-Canada Centre (1998), Bankers Hall (2000), and Gulf Canada Square (2002).

The primary components of our strategy include:

•	Prudent Financial Management: Our initial investment in Calgary was re-deployed by selling non-core holdings and 50% interests in mature properties to institutional investors looking for low-risk, quality investments, and through refinancings.

•	Proactive Leasing: Over three million square feet of office space – 40% of the Calgary portfolio – has been leased since 1996.

•	Capital Upgrades: During this period, we enhanced the public spaces within the portfolio, renovated the retail space at Fifth Avenue Place, upgraded the food court in Petro-Canada Centre, and built a new food court in Bankers Hall to encourage tenants to shop in our retail stores and to enrich the aesthetic appeal of our holdings. Centralizing management for all these properties also created greater operating efficiencies.

The net result of our Calgary strategy: we increased our portfolio size by 4.3 million square feet to 7.6 million square feet, upgraded the quality of our assets, increased our annual net operating income by $35 million, and our cash return on equity from 7% to 34%.

Bankers Hall, Calgary	11

EXPERIENCED, DEDICATED MANAGEMENT

To reach their full potential, quality assets require the commitment of quality people. Sabrina Kanner oversaw the $50 million Winter Garden reconstruction in New York, a major project which included 500 workers and the replacement of 60,000 square feet of marble, 2,000 glass panes, sixteen palm trees, and a new West Street entrance, all in an unprecedented nine months. In a prescient move four years earlier, former New York Police Detective Ralph Blasi revamped the evacuation plans for World Financial Center which led to the successful and safe evacuation of our tenants from our Lower Manhattan properties on 9/11.

Ralph Blasi
Corporate Director of
Security

Sabrina Kanner
Vice President
Design and Construction

Reopening of the Winter Garden

The World Financial Center’s Winter Garden, perhaps New York City’s grandest public space, first opened in 1988. For nearly fifteen years, the 45,000 square foot, ten-story glass-enclosed atrium served as the centerpiece of the eight million square foot World Financial Center complex and was celebrated as a favorite venue for many cultural programs.

On September 11, 2001, the Winter Garden suffered severe damage as a result of the collapse of the North Tower of the World Trade Center. The damage was so extensive that it was initially unclear if the Winter Garden could be salvaged.

When it was established that the structure was sufficiently sound, we committed to rebuild, targeting a seemingly impossible completion date – September 2002. The cleanup and recovery efforts in the area would prevent the start of reconstruction until January 2002, allowing just nine months to reconstruct a building that had taken three years to initially build.

With a top-notch team of architects, engineers, construction managers, and tradesmen, we embarked on the unprecedented, $50 million reconstruction project, the first to be completed in the environs of ground zero.

At a September press preview, New York State Governor George Pataki and New York City Mayor Michael Bloomberg observed that the restoration of the Winter Garden demonstrated New York’s spirit of dedication and determination, symbolizing hope and renewal not only for the immediate community but also for the entire city.

President George W. Bush rededicated the Winter Garden on September 12, 2002 at a reception for heads of state convened for the United Nations General Assembly. He stated that “in one short, remarkable year, the Winter Garden has been reborn. The speed and success of this rebuilding effort is a testament to the optimism and determination of the people of New York, and the people of the world.”

Winter Garden, World Financial Center, New York	13

PREMIER PROPERTIES STRATEGY

The spin-off of Brookfield’s U.S.-based residential operations helped to solidify our pure play premium property strategy. We have found that premier properties provide a solid foundation for growth and a competitive advantage because market-dominant commercial property values grow faster than lesser-quality assets, and premier properties are more recession-resistant in weaker economies as markets experience a tenant flight to quality. Our 4.5% vacancy rate compared with a U.S. average of 14% and a Canadian average of 11% gives us confidence in our premier properties strategy.

Ian Cockwell
President & CEO
Brookfield Homes
Corporation

Alan Norris
President &CEO
Residential Operations

Spin-Off of Residential Operations

In a move to solidify our position as a premier North American office property company, we distributed our U.S. residential home building business to shareholders under the name Brookfield Homes Corporation (NYSE: BHS).

Announced in October 2002 and completed in January 2003, the transaction allows us to focus on our core business of owning and operating premier office properties in select North American city centers. In addition, shareholders received a company which is better-positioned to respond to the opportunities of the home building industry independent of a commercial property-focused company.

As a result of this strategic initiative, we anticipate that:

•	The trading multiple of our shares will increase over time in recognition of the market’s preference for pure play commercial property companies.

•	Overall shareholder value will be enhanced with Brookfield Homes operating as a separate public entity, as the value of our U.S. home building operation was not recognized in the market price of Brookfield Properties’ common shares.

Brookfield Properties has retained its primarily Canadian-based residential land development business as its strategic focus differs from that of Brookfield Homes. The retained business, Carma Corporation, with a net equity investment of $123 million, currently operates in four markets largely in Western Canada, and comprises less than 5% of the net asset value of Brookfield Properties.

Arden Square, Orange County, California	15

Strength in Numbers: Our Portfolio by City

						Effective	Brookfield’s
	Number of	Leased	Office	Retail/Other	Leasable Area	Ownership Interest	Effective Interest
	Properties	%	000’s Sq. Ft.	000’s Sq. Ft.	000’s Sq. Ft.	%	000's Sq. Ft.

New York
World Financial Center
One	1	99.3	1,520	108	1,628	100.0	1,628
Two	1	100.0	2,455	36	2,491	100.0	2,491
Four	1	100.0	1,711	89	1,800	51.0	917
Retail		56.8	—	287	287	100.0	287
One Liberty Plaza	1	93.0	2,194	20	2,214	100.0	2,214
245 Park Avenue	1	99.9	1,631	62	1,693	100.0	1,693
Developments
300 Madison Avenue	1	—	1,200	—	1,200	100.0	1,200
Three World Financial Center	1	—	1,200	—	1,200	100.0	1,200
Penn Station	1	—	2,500	—	2,500	100.0	2,500

	8	97.6	14,411	602	15,013		14,130

Toronto
BCE Place
Canada Trust Tower	1	99.7	1,127	18	1,145	50.0	573
Bay Wellington Tower	1	96.8	1,295	42	1,337	100.0	1,337
Retail, parking and office	2	99.6	137	809	946	75.0	705
Exchange Tower Block	2	98.2	1,137	256	1,393	58.0	812
HSBC Building	1	92.1	188	37	225	100.0	225
Queen’s Quay Terminal	1	92.6	428	74	502	100.0	502
Atrium on Bay	1	90.6	914	137	1,051	50.0	526
Other	2	100.0	284	—	284	59.0	169
Developments
Bay-Adelaide Centre	1	—	1,000	800	1,800	50.0	900
Hudson’s Bay Centre	1	—	535	557	1,092	25.0	273
BCE Place III	1	—	800	—	800	65.0	520

	14	96.3	7,845	2,730	10,575		6,542

Boston
53 State Street	1	99.9	1,091	70	1,161	51.0	592
75 State Street	1	93.8	742	260	1,002	51.0	511

	2	97.4	1,833	330	2,163		1,103

Denver
Republic Plaza
Office	1	90.4	1,247	—	1,247	100.0	1,247
Development and other	1	—	400	548	948	100.0	948
Trade Center	2	86.7	767	43	810	100.0	810
Colorado State Bank Building	1	95.4	412	—	412	50.0	206

	5	90.1	2,826	591	3,417		3,211

Calgary
Bankers Hall	3	94.1	1,955	750	2,705	50.0	1,353
Fifth Avenue Place	2	99.8	1,428	253	1,681	50.0	841
Petro-Canada Centre	2	98.5	1,707	245	1,952	50.0	976
Other	2	81.2	1,047	185	1,232	27.0	333

	9	97.1	6,137	1,433	7,570		3,503

Minneapolis
33 South Sixth Street	2	78.1	1,082	695	1,777	100.0	1,777
Dain Plaza	2	93.4	593	638	1,231	100.0	1,231

	4	84.5	1,675	1,333	3,008		3,008

Other
Royal Centre, Vancouver	1	94.5	493	360	853	100.0	853
Other	7	99.4	2,701	461	3,162	100.0	3,162

	8	97.1	3,194	821	4,015		4,015

Total portfolio	50	95.5	37,921	7,840	45,761		35,512
Less: other shareholders’ interests							(1,395)

Brookfield’s net effective ownership interest							34,117

16

Management’s Discussion and Analysis

OVERVIEW

Brookfield is a publicly-traded North American commercial real estate company listed on both the New York and Toronto stock exchanges under the symbol BPO. At December 31, 2002, the book value of Brookfield’s assets was $8.3 billion, 90% of which was invested in premier office properties. This included $879 million of assets of Brookfield Homes Corporation (“Brookfield Homes”) which was distributed to shareholders on January 6, 2003. The company generated $447 million of funds from operations and gains or $2.63 per share in 2002, including $0.45 per share from Brookfield Homes.

On January 6, 2003, the company distributed all of the common shares of Brookfield Homes to common shareholders of record on January 2, 2003. Common shareholders received one common share of Brookfield Homes for each five common shares of Brookfield held on the date of record and was recorded as a distribution to shareholders at the carried value of the company’s investment in Brookfield Homes. Consequently, the company’s results for the year 2002 and prior periods include the results of Brookfield Homes which have been classified as a discontinued operation.

The following review of the consolidated financial condition and results of operations should be read in conjunction with the consolidated financial statements and appended notes. All figures are expressed in US dollars unless otherwise noted. Brookfield’s financial results, both including and excluding Brookfield Homes, are as follows:

(Millions, except per share amounts)	2002	2001	2000	1999	1998

Continuing operations(1)
Funds from continuing operations
Prior to lease termination income and gains	$322	$286	$250	$195	$173
Including lease termination income and gains	374	334	268	213	173
Funds from operations per share
Prior to lease termination income and gains	$1.87	$1.63	$1.45	$1.12	$0.98
Including lease termination income and gains	2.18	1.92	1.56	1.23	0.98
Earnings per share – diluted	1.34	1.12	0.76	0.67	0.61
Dividends per share	0.40	0.33	0.25	0.21	0.16
Balance sheet data
Commercial property assets	$5,661	$5,802	$6,368	$5,930	$5,977
Total assets	7,450	7,419	8,123	7,535	7,200
Capital base	2,433	2,353	2,390	2,293	2,114

Consolidated(2)
Funds from operations and gains	$447	$399	$318	$259	$197
Funds from operations per share – diluted	2.63	2.32	1.88	1.52	1.13
Earnings per share – diluted	1.61	1.36	0.95	0.85	0.70
Total assets	$8,329	$8,291	$8,885	$8,291	$7,953

(1)	Excludes the assets, liabilities and results of operations of Brookfield Homes

(2)	Includes assets, liabilities and results of operations of Brookfield Homes

Commercial properties

Brookfield’s strategy is to own, develop and manage premier commercial properties in downtown locations of select cities in North America. Brookfield’s portfolio consists of 50 properties and development sites, predominantly office buildings, comprising 46 million square feet of rentable area and development capacity in which Brookfield has an ownership interest in 35 million square feet.

Other operations

Brookfield operates ancillary real estate service businesses which focus on enhancing the value and returns from the core commercial property business through high-quality tenant service and amenities. Brookfield currently manages in excess of 130 million square feet of space across North America, including its own assets. This scale provides Brookfield with the platform to deliver superior service offerings to tenants across the portfolio.

Brookfield also operates a development business including a number of low-cost commercial development sites in Toronto and Manhattan, of which approximately two million square feet is under construction. In Western Canada, the company owns a small land development operation focused primarily on the development of lots for sale to third-party homebuilders.

ASSET PROFILE

Total assets were $8.3 billion at December 31, 2002, or $7.5 billion on a pro forma basis, when the assets of Brookfield Homes are excluded. Total book value of assets remain consistent with 2001 as a result of the acquisition of 1.2 million square feet at Three World Financial Center and the additional costs realized on the construction of the 300 Madison Avenue office tower in Midtown Manhattan, offset by the sale of partial interests in two commercial properties and the disposition of the balance of the company’s retail portfolio in Canada. The book value of the company’s assets, segmented by areas of operation, is as follows:

	Pro Forma*
	Book Value	Book Value

(Millions)	2002	2002	2001	2002	2001

Operating assets
Commercial properties	$5,661	$5,661	$5,802	86%	91%
Development properties	944	944	575	14%	9%

	6,605	6,605	6,377	100%	100%
Other assets
Receivables and other	726	726	757
Future income tax assets	43	43	90
Cash and cash equivalents	76	76	195
Assets of Brookfield Homes	—	879	872

	$7,450	$8,329	$8,291

*     Reflects distribution of Brookfield Homes completed on January 6, 2003

COMMERCIAL PROPERTIES

The commercial property portfolio is focused in six North American cities, with New York, Toronto and Boston comprising 80% of the portfolio on a net asset value basis, as follows:

		Brookfield	2002	2001
	Leasable Area	Owned Interest	Book Value	Book Value
Region	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(Millions)	(Millions)

New York, New York	10,113	9,230	$3,295	$3,255
Toronto, Ontario	6,883	4,849	778	737
Boston, Massachusetts	2,163	1,103	332	333
Denver, Colorado	3,017	2,811	354	357
Calgary, Alberta	7,570	3,503	380	520
Minneapolis, Minnesota	3,008	3,008	393	391
Other	1,515	1,515	129	209

Total*	34,269	26,019	$5,661	$5,802

*     Excludes developments

The consolidated carrying value of Brookfield’s interest in 34.3 million square feet of rentable area is approximately $215 per square foot, significantly less than the estimated replacement cost of these assets. Brookfield’s core properties average 1.4 million square feet in size.

During 2002, Brookfield continued to dispose of partial interests in mature properties and dispose of non-core assets, generating gross proceeds of $397 million and $220 million of net capital. The following table details the assets sold during 2002 and proceeds from these sales:

(Millions)		Percentage	Gross	Net Proceeds to
Assets	Sale Date	Sold	Proceeds	Brookfield*

Exchange Tower	March 2002	50%	$100	$55
Bankers Hall	July 2002	50%	193	72
Other non-core properties	Various	100%	104	93

			$397	$220

*     Net of non-recourse commercial property debt

The disposition of partial interests reflects Brookfield’s strategy to acquire undervalued assets in its core markets, enhance the value through re-leasing and financing initiatives, and sell partial interests in stable, long-term leased properties to institutional investors looking for consistent yields. Capital generated through the sale of these interests is targeted for reinvestment in office properties, repurchasing shares or repayment of debt.

Results of operations

Total commercial property operations contributed $660 million of net operating income and gains in 2002, a 2% decline over 2001 net operating income of $672 million. The decrease is due to the lower amount of capital invested in our commercial property operations as a result of the sale of partial interests in properties completed during the last two years, as well as the disposition of the company’s stand-alone retail assets in Canada. The reduction, due to sale transactions, was offset by internal growth generated by contractual increases embedded in long-term leases and the impact of the lease-up of vacant space in recently acquired assets.

Net operating income contributed by the same commercial properties owned for the years ended December 31, 2002, 2001 and 2000 increased to $585 million in 2002, an increase of 5.4% over $555 million in 2001 and an increase of 15.6% over $506 million in 2000. Total net operating income during 2002 included $15 million contributed by properties, or partial interests, disposed of during 2002. These sold properties and partial interests, as well as dispositions in 2001 and 2000 contributed net operating income of $62 million in 2001 and $86 million in 2000.

Year ended December 31 (Millions)	2002	2001	2000

Operating income from current properties	$585	$555	$506
Operating income from properties sold	15	62	86

	$600	$617	$592

Net operating income from commercial properties, including gains in 2002, increased 8% over 2001 levels due to the impact of gains realized on the sale of participating interests in core office projects offset by the reduction in net operating income forgone on the sale of their partial interests and non-core properties. The components of total net operating income including gains are as follows:

Year ended December 31 (Millions)	2002	2001	2000

Rental revenue	$943	$1,007	$989
Property operating costs	343	390	397

Net operating income prior to lease termination income and gains	600	617	592
Lease termination income and gains	60	55	19

Net operating income	$660	$672	$611

Components of net operating income

Net operating income growth is comprised of contractual increases on in-place leases, rental increases achieved on in-place rents when re-leased, lease-up of vacancies, and acquisitions, net of dispositions. The growth in net operating income over the past three years is as follows:

Year ended December 31 (Millions)	2002	2001	2000

Net operating income prior to lease termination income and gains, prior year	$617	$592	$549
(a) Contractual increases on in-place leases	17	13	16
(b) Rental increases achieved on in-place rents when re-leased	8	17	13
(c) Lease-up of vacancies	5	15	7
(d) Acquisitions, net of dispositions	(47)	(20)	7

	600	617	592
(e) Lease termination income and gains	60	55	19

Net operating income, end of year	$660	$672	$611

(a)  Contractual increases on in-place leases

During 2002, net operating income increased $17 million due to contractual increases in leases, compared with $13 million in 2001 and $16 million in 2000. Brookfield’s leases generally have clauses which enable the company to collect rental revenue in increased amounts every five years, with these increases negotiated at the signing of the lease. Given the high-credit quality of tenants in the company’s portfolio, there is generally lower risk in realizing these increases. The company records rental revenue in accordance with the payment stream under the terms of its leases. Therefore, net operating income from Brookfield’s commercial properties is conservative in nature as it represents actual cash received as opposed to many real estate companies which “straight-line” rental revenue, which includes future increases not received in cash until future periods.

(b)  Rental increases achieved on in-place rents when re-leased

During the year, higher rental rates on the re-leasing of space in the portfolio contributed $8 million of increased cashflow over 2001. At December 31, 2002, average in-place net rents throughout the portfolio remained at $21 per square foot compared with $21 per square foot at December 31, 2001 and $19 per square foot at December 31, 2000. Despite challenging leasing environments in Brookfield’s major markets, the company was able to maintain its average in-place net rental rate, largely a result of re-leasing initiatives which were completed at an average rental uplift of $3 per square foot on space leased in 2001 and significant re-leasing initiatives in 2002 at equivalent rental rates. 2002 average market rents declined by $4 per square foot due to combined pressure from sub-lease space and decreased tenant demand, primarily in Denver, New York and Boston. However, given the low expiry rate of leases in the next two years, this decrease in rental rates will not have a substantial immediate impact on net operating income in the short term. The following table shows the average in-place rents and estimated current market rents for similar space in each of the company’s markets:

			Avg. In-place	Avg. Market
	Gross	Average	Net Rent	Net Rent
	Leasable Area	Lease Term	Dec. 31, 2002	Dec. 31, 2002
	(000’s Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)

New York, New York
Midtown	1,693	14	$36	$55
Downtown	8,420	11	32	34
Toronto, Ontario	6,883	7	18	21
Boston, Massachusetts	2,163	5	30	40
Denver, Colorado	3,017	5	14	15
Calgary, Alberta	7,570	10	11	15
Minneapolis, Minnesota	3,008	5	11	11
Other	1,515	9	9	14

Total*	34,269	10	$21	$25

*     Excludes developments

(c)  Lease-up of vacancies

A total of approximately 270,000 square feet of vacant space was leased in 2002 and 2001, contributing $5 million to net operating income during 2002. Contributions to growth from vacancy lease-up were larger in 2001 because of vacancies leased in properties acquired in 2000. Brookfield’s total portfolio occupancy rate at December 31, 2002 declined from 97.3% to 95.5%, primarily due to vacancy increases in New York, Boston, Denver and Minneapolis. A summary of current and historical occupancy levels is as follows:

	Dec. 31, 2002		Dec. 31, 2001		Dec. 31, 2000

	Total	%	Total	%	Total	%
(Thousands of square feet)	Square Feet	Leased	Square Feet	Leased	Square Feet	Leased

New York, New York	10,113	97.6%	10,113	99.6%	9,846	99.6%
Toronto, Ontario	6,883	96.3%	6,866	96.7%	7,099	98.5%
Boston, Massachusetts	2,163	97.4%	2,163	98.7%	2,163	99.9%
Denver, Colorado	3,017	90.1%	3,014	95.5%	3,156	94.5%
Calgary, Alberta	7,570	97.1%	6,330	95.8%	6,471	93.5%
Minneapolis, Minnesota	3,008	84.5%	3,008	94.5%	3,008	95.5%
Other	1,515	97.1%	3,171	93.5%	5,157	95.0%

Total*	34,269	95.5%	34,665	97.3%	36,900	97.0%

*     Excludes developments

(d)  Acquisitions, net of dispositions

The value created in Brookfield’s mature commercial properties provides the company with the opportunity to generate additional gains and capital in order to reinvest in other assets at higher returns. During 2002, Brookfield sold participating interests in two of its core office properties, Exchange Tower in Toronto and Bankers Hall in Calgary, in addition to the sale of non-core retail assets, primarily in Canada. Participating interests and properties sold in 2002 contributed $15 million of net operating income prior to their disposal. These sales were offset partly by the acquisition of a 20% interest in Gulf Canada Square in Calgary, a 1.1 million square foot Class A building adjacent to Bankers Hall, for an investment of $22 million.

Total net operating income from commercial properties declined $47 million during 2002 over 2001 as a result of the reduction of income from the disposal of commercial properties during the year, in excess of the amount generated by acquisitions, and prior to the effect of the deployment of that cashflow elsewhere in the company.

(e)  Lease termination income and gains

During 2002, Brookfield sold 50% interests in both the Exchange Tower and the Bankers Hall complex, generating gains of $60 million prior to minority interests and non-cash taxes. This compares with total gains of $54 million in 2001 realized on the sale of participating interests in Fifth Avenue Place, the sale of a 49% interest in two Boston assets, and $1 million in lease termination income. During 2000, $19 million in gains were realized on the termination of leases in advance of their contractual maturities. Total proceeds from the sales completed in 2002 were $293 million before property specific debt.

Tenant relationships

An important characteristic of Brookfield’s portfolio is the strong credit quality of the tenants. Special attention is directed at credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The following list shows the largest tenants by leasable area in Brookfield’s portfolio and their respective lease commitments:

	Primary	Year of	000’s	% of	Credit
Tenant	Location	Expiry(1)	Sq. Ft.(2)	Sq. Ft.(2)	Rating(3)

Rated
Merrill Lynch & Company	New York/Toronto	2013	4,363	12.7%	A+
CIBC/CIBC World Markets	New York/Toronto/Calgary	2027	2,146	6.3%	A+
RBC Financial Group	Five markets	Various	1,057	3.1%	AA-
Petro-Canada	Calgary	2013	851	2.5%	BBB
J.P. Morgan Chase	New York	2022	802	2.3%	A+
Lehman Brothers	New York	2019	717	2.1%	A+
Imperial Oil	Calgary	2011	565	1.6%	AAA
Conoco Canada Resources	Calgary	2009	528	1.5%	A-
Target Corporation (Dayton Hudson Corp.)	Minneapolis	2013	465	1.4%	A+
Talisman Energy	Calgary	2015	406	1.2%	BBB+
Canadian Pacific Railway Co.	Calgary	2006	399	1.2%	A-
Goldman Sachs	New York	2012	362	1.1%	A+
Bell West/Bell Canada	Calgary/Toronto	2009	337	1.0%	A
Teachers Insurance Annuity Assoc.	Denver	2008	323	0.9%	AAA
Dow Jones & Company	New York	2005	323	0.9%	A+
TD Canada Trust	Toronto/Calgary	2005	278	0.8%	A+
Canadian Natural Resources	Calgary	2011	257	0.7%	BBB+
Anadarko Canada Corporation	Calgary	2011	246	0.7%	Baa1
Bank of Nova Scotia	New York	2014	230	0.7%	A+
Sovereign Bank/Fleet National Bank	Boston	2008	213	0.6%	A+
EnCana Corporation	Calgary	2013	212	0.6%	A-
Zurich Insurance	New York	2017	208	0.6%	A+
Other investment grade	Various	Various	3,471	10.2%	BBB- or higher

			18,759	54.7%
Unrated
Goodwin Procter	Boston	2006	360	1.1%	—
Cleary, Gottlieb, Steen & Hamilton	New York	2011	383	1.1%	—
Wellington Management	Boston	2011	330	1.0%	—
National Assoc. of Securities Dealers	New York	2021	277	0.8%	—
Major League Baseball	New York	2012	109	0.3%	—

			20,218	59.0%

(1)  Weighted average based on square feet

(2) Prior to considering partnership interests in partially-owned properties

(3) From Standard and Poor’s or Moody’s

Brookfield’s strategy is to sign long-term leases in order to mitigate risk and reduce overall retenanting costs in the portfolio. The company typically commences discussions with tenants regarding their space requirements well in advance of the contractual expiration, and while each market is different, the majority of the company’s leases, when signed, extend between 10 to 20-year terms. As a result, approximately 5% of Brookfield’s leases mature annually. New York and Boston are exceptions, where most of the 2002 to 2005 maturities were forward-leased in 2000 and 2001. As a result, there are minimal scheduled maturities of space during this period. Following is the breakdown of lease maturities by market with associated in-place rental rates:

	Total Portfolio			New York/Boston

			Net			Net
	000’s		Rate per	000’s		Rate per
Year of Expiry	Sq. Ft.	%	Sq. Ft.-$	Sq. Ft.	%	Sq. Ft.-$

Currently Available	1,365	4.5%		285	2.3%
2003	1,057	3.6%	$14	61	0.5%	$44
2004	1,070	3.5%	17	253	2.1%	32
2005	2,646	8.7%	24	786	6.4%	41
2006	2,508	8.2%	16	818	6.7%	25
2007	1,043	3.5%	16	112	0.9%	35
2008	1,767	5.7%	20	619	5.0%	31
2009	758	2.5%	17	93	0.8%	33
2010 & beyond	22,055	59.8%	21	9,249	75.3%	32

	34,269	100%	$21	12,276	100%	$32

Weighted average market net rent			$25			$38

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Toronto/Calgary/Vancouver			Denver/Minneapolis/Other

			Net			Net
	000’s		Rate per	000’s		Rate per
Year of Expiry	Sq. Ft.	%	Sq. Ft.-$	Sq. Ft.	%	Sq. Ft.-$

Currently Available	412	2.9%		668	8.9%
2003	274	1.9%	$13	722	9.6%	$12
2004	372	2.6%	12	445	5.9%	12
2005	1,344	9.3%	17	516	6.8%	16
2006	829	5.7%	9	861	11.4%	13
2007	518	3.6%	14	413	5.5%	14
2008	583	4.0%	13	565	7.5%	16
2009	426	2.9%	16	239	3.2%	15
2010 & beyond	9,695	67.1%	14	3,111	41.2%	12

	14,453	100%	$14	7,540	100%	$12

Weighted average market net rent			$18			$13

Tenant installation costs and capital expenditures

On the majority of leases signed, Brookfield provides tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Tenant improvement costs are capitalized in the year incurred, amortized over the term of the lease and recovered through rental payments. Expenditures for tenant improvements in 2002 were $49 million, compared with the $50 million expended in 2001 and $97 million in 2000 due to fewer leases expiring or being renegotiated in advance of their contractual maturity.

On an annual basis, one to two million square feet of leases expire with an average cost to replace these tenancies approximating $15 to $20 per square foot, with each region of operation varying in actual cost per foot. The average expenditure on tenant inducements over the last three years was $19 per square foot, reflecting the higher cost associated with New York leasing, where the majority of leasing during that period occurred. Tenant installation costs are summarized as follows:

(Millions)	2002	2001	2000

Commercial property tenant improvements
Leasing commissions	$9	$15	$28
Tenant improvements – first generation space	2	—	—
Tenant improvements – second generation space	38	35	69

	$49	$50	$97

Brookfield also invests in ongoing maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in its properties. Due to the relatively recent construction or major renovation of Brookfield’s core properties as well as high-quality construction standards, recurring capital maintenance expenditures are lower than industry norms. Capital maintenance expenditures totaled $16 million in 2002, an increase of $2 million over 2001 due to re-glazing programs in two properties in Calgary. These expenditures exclude repairs and maintenance costs which are recovered through contractual tenant cost recovery payments. It is expected that annualized non-revenue enhancing capital expenditures will remain approximately $6 to $10 million annually.

Revenue-enhancing capital expenditures, representing betterments to an asset or those that will reconfigure space to increase rentable area or increase current rental rates, as well as non-revenue enhancing expenditures, or those required to maintain the service life of an asset, are summarized as follows:

(Millions)	2002	2001	2000

Capital expenditures
Revenue enhancing	$10	$8	$9
Non-revenue enhancing	6	6	3

	$16	$14	$12

DEVELOPMENT PROPERTIES

Development properties consist of both commercial property development sites, density rights and related infrastructure, as well as residential land and infrastructure in the company’s land development business and sold to builders for residential resale. The total book value of this development land and infrastructure was $944 million at December 31, 2002, an addition of $369 million over $575 million in 2001 and an increase of $575 million over $369 million in 2000. The majority of the increase in development properties is due to the acquisition of a 51% interest in Three World Financial Center in Lower Manhattan for $158 million in September 2002 and $197 million in additional expenditures related to the construction costs for the company’s 300 Madison Avenue project in Midtown Manhattan, expected to be completed in the fall of 2003. The aggregate book value of Brookfield’s residential land under development is $224 million. The details of the development property portfolio are as follows:

	Buildable
(Millions)	Sq. Ft.	2002	2001	Change

Commercial developments and infrastructure
300 Madison Avenue	1,200,000	$437	$240	$197
Three World Financial Center	1,200,000	170	—	170
Bay-Adelaide Centre	1,800,000	72	68	4
Hudson’s Bay Centre	1,092,000	20	14	6
Other
Penn Station	2,500,000
BCE Place III	800,000
Republic Plaza	400,000

	3,700,000	21	22	(1)

	8,992,000 *	720	344	376
Residential development land and infrastructure		224	231	(7)

		$944	$575	$369

*     Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York

In September 2002, Brookfield acquired 1.2 million square feet of space in the 2.1 million square foot Three World Financial Center tower which is home to the world headquarters of co-owner American Express. Brookfield has exclusive rights to lease 1.2 million square feet of space and is not entitled to rents attributable to the space occupied by American Express. Three World Financial Center was acquired with all repairs completed to damage sustained as a result of the collapse of the World Trade Center. However, substantial construction remains to be completed prior to occupancy and will not proceed until a lead tenant can be secured. As such, this property has been classified as a property under development, and all direct costs of the tower, including interest costs and property taxes, will be capitalized to the asset.

During 2001, Brookfield commenced construction of the approximately 1.2 million square foot, 35-story 300 Madison Avenue office tower in Midtown Manhattan following the leasing of the entire project to CIBC for a 30-year term. Ground breaking on the site, which is located between 41st and 42nd Streets at Madison Avenue, took place in the spring of 2001, with substantial completion currently expected in the fall of 2003. During 2002, an additional $197 million of costs were incurred in connection with the construction of the project and was funded through a loan secured by the project, thereby minimizing Brookfield’s equity investment. CIBC has an option to acquire a 49% interest in this project for cost for two years following the substantial completion of the project.

In February 2001, Brookfield acquired a 50% interest in the Bay-Adelaide Centre office and residential development project, located at the corner of Bay and Adelaide Streets in downtown Toronto, for an initial investment of $40 million. Brookfield subsequently acquired two small buildings adjacent to the site fronting Bay Street to further enhance the value of the project.

In addition to 300 Madison Avenue and Three World Financial Center in New York, as well as the Bay-Adelaide Centre in Toronto, Brookfield has additional commercial development sites which provide internal growth opportunities. The status of each development project is as follows:

	Location	Ownership	Sq. Ft.		Status

New York

300 Madison Avenue	42nd Street at Madison Avenue	100%	1,200,000		–	Under construction; expected delivery in fall 2003

Three World Financial Center	200 Vesey Street at West Street	100%	1,200,000		–	Under redevelopment

Penn Station	West 31st Street at 9th Avenue	100%	2,500,000		–	Potentially being zoned for 2.5 million square feet of office

Toronto

Bay-Adelaide Centre	Bay and Adelaide Streets	50%	1,000,000 800,000		– –	Office tower planning Sale or joint venture for residential project

BCE Place III	Third tower of current BCE Place project	65%	800,000		–	Planning

Hudson’s Bay Centre	Yonge and Bloor Streets	25%	1,092,000		–	Office and retail projects under redevelopment

No. 10 Bellair	Bloor and Bellair Streets	50%	400,000		–	Residential condominiums, retail complex

Denver

Republic Plaza	Downtown Denver	100%	400,000 9,392,000	*	–	Planning

*     Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York

Brookfield’s land development operations are focused in four markets: Calgary, Alberta; Toronto, Ontario; Edmonton, Alberta; and Denver, Colorado. The book value of these investments at December 31, 2002 was $224 million, compared with $231 million at the end of 2001.

RECEIVABLES AND OTHER

Receivables and other assets decreased to $769 million at December 31, 2002, down from $847 million at December 31, 2001 and $1,017 million in 2000 as a result of decreases in the company’s future income tax assets as tax losses are utilized to shelter taxable income, and from repayments received on a subordinated note with Brookfield Homes which had a balance of $98 million at December 31, 2002, $215 million at the end of 2001 and $261 million at the end of 2000. The note bears interest at 10%, is due in 2005 and is subordinated to all other obligations of Brookfield Homes. The components of receivables and other assets are as follows:

(Millions)	2002	2001	2000

Real estate mortgages and receivables	$465	$506	$606
Non-core real estate assets held for sale	51	41	35
Prepaid expenses and other assets	210	210	205
Future income tax assets	43	90	171

Total	$769	$847	$1,017

LIABILITIES AND SHAREHOLDERS’ INTERESTS

Brookfield’s asset base of $8.3 billion, or $7.5 billion excluding the liabilities of Brookfield Homes on a pro forma basis, is financed with a combination of debt, preferred shares and common equity as follows:

	Pro forma*
(Millions)	2002	2002	2001	2000

Commercial property debt	$4,038	$4,038	$4,376	$4,542
Commercial development property debt	550	550	230	160
Accounts payable and other liabilities	429	429	460	1,031
Liabilities of Brookfield Homes	—	556	583	549
Shareholders’ interests
Interest of others in properties	84	84	113	159
Preferred shares – corporate and subsidiaries	579	579	585	607
Convertible debentures	—	—	—	50
Common shares	1,770	2,093	1,944	1,787

	$7,450	$8,329	$8,291	$8,885

*	Reflects the distribution of Brookfield Homes completed on January 6, 2003

Commercial property and commercial development property debt

Total commercial property debt was $4.0 billion at December 31, 2002, compared with $4.4 billion at December 31, 2001 and $4.5 billion at the end of 2000. During 2002, sales of participating interests and the impact of contractual principal amortizations reduced debt by $518 million, offset by $180 million of additional financing on remaining assets. The commercial property debt at December 31, 2002 had an average interest rate of 7% and an average term to maturity of 10 years. Virtually all of Brookfield’s commercial property debt is recourse only to specific properties, thereby reducing the overall financial risk to the company. Commercial property debt maturities for the next five years are as follows:

				Weighted Average
(Millions)	Scheduled			Interest Rate at
Year	Amortizations	Maturities	Total	Dec. 31, 2002

2003	$97	$482	$579	7.5%
2004	114	24	138	6.7%
2005	122	128	250	6.0%
2006	130	178	308	8.1%
2007	134	145	279	7.0%
2008 and thereafter	—	2,484	2,484	6.9%

	$597	$3,441	$4,038	7.0%

The only significant maturity in the next five years is a $402 million non-recourse mortgage on One World Financial Center. It is expected that this mortgage will be refinanced on a short-term, floating rate basis with partial recourse, to facilitate flexibility in tenant discussions on this project and to minimize borrowing costs.

Total commercial development property debt was $550 million at December 31, 2002 compared with $230 million at December 31, 2001 and $160 million at the end of 2000. The increase is due in part to debt incurred of $150 million on the acquisition of Three World Financial Center. The 300 Madison Avenue development project was refinanced for a 30-year term in April 2002 for $400 million.

The largest property and development property mortgages, in order of maturity, are as follows:

				Brookfield
		Interest		Proportionate
		Rate	Maturity	Mortgage Share
Commercial Property	Location	%	Date	(Millions)	Mortgage Details

One World Financial Center	New York	7.51	2003	$402	Non-recourse, fixed rate
Republic Plaza	Denver	9.00	2006	192	Non-recourse, fixed rate
Canada Trust Tower	Toronto	7.07	2007	65	Non-recourse, fixed rate
Trade Center Denver	Denver	7.00	2007	55	Non-recourse, fixed rate
Petro-Canada Centre	Calgary	6.66	2008	65	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59	2011	51	Non-recourse, fixed rate
245 Park Avenue	New York	6.65	2011	500	Non-recourse, fixed rate
One Liberty Plaza	New York	6.75	2011	423	Non-recourse, fixed rate
Exchange Tower	Toronto	6.83	2012	44	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	2013	232	Non-recourse, fixed rate
Two World Financial Center	New York	6.91	2013	786	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	2013	427	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	2013	118	Non-recourse, fixed rate
Royal Centre	Vancouver	7.50	2022	35	Non-recourse, fixed rate
53 State Street	Boston	6.91	2023	78	Non-recourse, fixed rate
33 South Sixth Street	Minneapolis	6.83	2027	127	Non-recourse, fixed rate
Dain Plaza	Minneapolis	7.37	2027	85	Non-recourse, fixed rate
75 State Street	Boston	7.00	2028	90	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	2032	400	Non-recourse, fixed rate
Other property mortgages				413	Various terms

Total commercial and development property mortgages				$4,588

During 2002, Brookfield refinanced $454 million of commercial property and development property mortgages following the successful completion of value-enhancement programs. These refinancings included the following:

	Previous	Refinanced	Previous	Refinanced
Property (Millions)	Mortgage	Mortgage	Interest Rate	Interest Rate

300 Madison Avenue	$230	$400	8.00%	7.26%
Bay Wellington Tower	187	232	6.40%	6.49%
Trade Center Denver	37	55	7.00%	7.00%

	$454	$687	7.26%	6.98%

The refinancing of 300 Madison Avenue was completed with two tranches; the first $400 million refinanced the initial construction loan and provided additional proceeds to advance construction of the project. A second tranche, estimated to be approximately $160 million, will be funded through a commercial paper conduit facility and will be drawn to finance completion of the project. The final balance of this financing is subject to costs to complete the construction of this project.

Accounts payable and other liabilities

Accounts payable and other liabilities totaled $429 million, compared with $460 million in 2001. Advances represent credit facilities which are primarily recourse in nature to subsidiaries of the company and totaled $183 million in 2002, compared with $241 million in 2001. Total debt attributable to the land development business at December 31, 2002 was $85 million, compared with $126 million in 2001. This financing carried an average interest rate of 4.8% and relates to construction and development loans which are repaid from the sales proceeds of building lots and homes and other short-term advances. As new homes are constructed, loans are funded on a rolling basis.

Shareholder advances, included in these balances, bear interest at floating rates and can be drawn under a five-year termable revolving facility. Up to $150 million of this facility is convertible at either party’s option into fixed-rate financing at 9.75% repayable in 2015.

Interests of others in properties

In addition to 100% owned subsidiaries, Brookfield conducts its commercial property operations through BPO Properties in Canada and through Brookfield Financial Properties, which holds the majority of company’s interests in its New York and Boston assets. The following table details the components of interests of other shareholders as follows:

(Millions)	2002	2001	2000

BPO Properties	$64	$52	$49
Brookfield Financial Properties	20	61	110

	$84	$113	$159

The interests of other shareholders in Brookfield Financial Properties declined in 2002 due to the redemption of one of the partners of Brookfield Financial Properties for $56 million. Following the redemption, each of the remaining partners’ percentage interest increased on a pro rata basis, with the company’s ownership interest increasing to 98.5%.

The decrease in the interests owned by other shareholders at December 31, 2001 compared with December 31, 2000 resulted from Brookfield increasing its interest in Brookfield Financial Properties to 94.7% in June 2001 for a net investment of $60 million.

Preferred shares – corporate and subsidiaries

The company has $579 million of preferred equity outstanding as at December 31, 2002 – $238 million issued by Brookfield and $341 million issued by consolidated subsidiaries. This equity represents low cost capital for the company, without dilution to the common equity base. Dividends paid on preferred shares of the company are accounted for as capital distributions while dividends paid on preferred shares issued by subsidiaries are a component of minority interest expense. The details of these interests are as follows:

(Millions)	2002	2001	2000

Redeemable preferred shares issued by subsidiaries
BPO Properties	$241	$240	$256
100%-owned subsidiaries	100	99	105

	341	339	361
Preferred shares issued by Brookfield	238	246	246

	$579	$585	$607

During 2002, the company issued eight million Class AAA, Series F preferred shares at a price of C$25.00 per share to yield 6% per annum. The net proceeds were used to redeem C$200 million of Class AAA preferred shares outstanding with an average coupon of 8.75% and held by Brascan Corporation. The Series F preferred shares commenced trading on the Toronto Stock Exchange on September 25, 2002 under the symbol BPO.PR.F with the first dividend on this new issue being paid on December 31, 2002. $67 million of Brookfield’s preferred shares have exchange features which permit holders to tender them as currency in subscribing for common shares at the prevailing issue price under any share offerings completed by the company.

Subordinated convertible debentures

There are no subordinated convertible debentures outstanding at the end of 2002 or 2001. In August 2001, $50 million of 6% convertible debentures, due in June 2008, were converted into 2,622,100 common shares of the company in accordance with their terms. In June 2000, Brookfield’s February 2007, 6% convertible debentures, with a face value of $201 million, were converted into 19,986,682 common shares in accordance with their terms.

Common shares

The company has 160.4 million issued and outstanding common shares. On a fully diluted basis, the company has 163.9 million common shares outstanding, calculated as follows:

		Exercise
	Expiry Date	Price	2002	2001	2000

Common shares outstanding			160,364,416	161,678,406	158,746,008
Add:
Unexercised options	2008–2012	$12.99	3,504,791	3,282,889	3,436,529
Convertible debentures	2008	$19.07	—	—	2,622,100
Warrants	May 2003	$8.51	64,000	121,997	2,621,997

Common shares outstanding – fully diluted			163,933,207	165,083,292	167,426,634

Common shares repurchased			1,385,900	2,402,700	1,586,300

The fully diluted book value per common share at December 31, 2002 was $13.07 per share compared with $12.02 at December 31, 2001 and $11.34 at December 31, 2000. The book value of Brookfield’s common equity was $2.1 billion at December 31, 2002, compared with a market equity capitalization of $3.5 billion, calculated as total common shares multiplied by $20.20, the closing price per common share on the New York Stock Exchange on December 31, 2002, plus preferred shares outstanding. This is prior to considering the impact of the distribution of Brookfield Homes which will reduce the company’s book equity by $323 million, or approximately $2 per share.

In September 2002, Brookfield renewed its normal course issuer bid which permitted the company to acquire up to 5% of the common shares of Brookfield. During 2002, 1,385,900 of the common shares were acquired at an average price of $18.49. Between January 1, 2003 and February 4, 2003, Brookfield has acquired a further 150,600 shares at an average price of $18.18 per share.

During 2002, 57,997 common shares were issued on the exercise of warrants. During 2001, 2,622,100 common shares were issued as a result of the conversion of the June 2008, 6% convertible debentures, and a further 2,500,000 common shares were issued on the exercise of warrants to purchase common shares.

Pursuant to the distribution of Brookfield Homes on January 6, 2003, the Board of Directors approved a methodology for adjusting downward the exercise price of all outstanding stock options at that date, to give effect to this distribution. This methodology, developed in consultation with the Toronto Stock Exchange, resulted in the exercise price of all outstanding stock options being reduced by $1.00 effective February 4, 2003. In addition, the exercise price of the outstanding warrants were adjusted downward by C$1.56 in accordance with their terms.

Discontinued operations

On October 29, 2002, the Board of Directors approved the special distribution of the company’s U.S. residential home building business, Brookfield Homes Corporation (“Brookfield Homes”). Brookfield Homes commenced trading on the NYSE under the symbol “BHS” on January 7, 2003. This transaction allows Brookfield to focus on its core business of owning and operating premier office properties in select North American city centers, as well as enabling shareholders to maximize the value of their interest in Brookfield’s U.S. residential home building operations by continuing as a shareholder or monetizing their investment.

Common shareholders of record on January 2, 2003, received a special distribution equivalent to one-fifth of a Brookfield Homes share for each Brookfield common share that they owned. The value of the special dividend, based on a book value of $323 million of equity, was $2.00 per Brookfield common share and resulted in a reduction in the stated value of the company’s common equity of $323 million, as approved by the company’s shareholders on December 16, 2002. The company has not retained any common share ownership of Brookfield Homes, however, it retains a $98 million subordinated note receivable maturing on December 31, 2005, which bears interest at 10%.

At December 31, 2002, total assets of Brookfield Homes included in the company’s assets were $879 million, an increase of $7 million over 2001 and $117 million over 2000. These assets are financed at the asset level by $556 million in construction debt facilities, payables and subordinated debt at December 31, 2002. Reflecting the distribution as if it were completed at December 31, 2002, the pro forma balance sheet of Brookfield Homes is as follows:

(Millions)	2002	2001	2000

Assets
Residential housing inventory	$734	$749	$632
Development properties	40	18	27
Receivables and other	105	105	103

	$879	$872	$762

Liabilities
Residential construction financing	$345	$318	$219
Accounts payable and other liabilities	113	50	69
Subordinated debt	98	215	261
Common shares	323	289	213

	$879	$872	$762

Contributions to income from discontinued operations are comprised entirely of the results of operations from Brookfield’s U.S. residential home building business. This contribution to total funds from operations increased to $73 million in 2002 from $65 million in 2001 and $50 million in 2000 as continued low interest rates increased demand for homes in Brookfield Homes’ markets throughout California and Northern Virginia. After considering the impact of future income taxes, Brookfield Homes contributed $44 million to net income, an increase of 13% over 2001 and 47% over 2000.

LIQUIDITY AND CAPITAL RESOURCES

Brookfield employs a broad range of financing strategies to facilitate growth and manage financial risk, with particular focus on the overall reduction of the weighted average cost of capital, thereby enhancing returns for common shareholders.

Brookfield’s funds from operations, defined as income from commercial properties prior to non-cash taxes and depreciation, represents the primary source of liquidity to fund debt service, dividend payments, and recurring capital and leasing costs in our commercial property portfolio. Sufficient cashflows are generated by the company’s properties to service these obligations. In addition, Brookfield’s tax status as a corporation and substantial tax loss pools allow it to reinvest and retain cash generated by operations without incurring cash taxes.

During 2002, Brookfield generated in excess of $530 million in additional capital through the sale of participating interests in select properties and non-core assets, corporate and property-specific financing initiatives including the issuance of $123 million in preferred share capital and establishment of an additional $100 million in term credit facilities. In the short term, cash generated from these initiatives was utilized to fund acquisitions, repay corporate debt, redeem higher rate preferred shares and repurchase common shares.

It is expected that in 2003, in addition to over $250 million of cashflow generated from operations, the company will generate in excess of $300 million in additional capital through further sales of participating interests for reinvestment in the business or common shares of Brookfield.

Cost of capital

Brookfield continually strives to reduce the weighted average cost of capital and improve common shareholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

Brookfield’s weighted average cost of capital, utilizing a 20% return on equity, is 9.73%. Brookfield’s cost of capital is lower than many of its peers because of the greater amount of investment-grade financing which can be placed on the company’s assets, a function of the high-quality assets and tenant base which comprise the majority of Brookfield’s portfolio.

Commercial property debt assumed by Brookfield is primarily fixed rate and non-recourse to the company. These investment-grade financings are typically structured on a 50% to 60% loan to appraised value basis. In addition, in certain circumstances where a building is leased almost exclusively to a high-quality tenant, a higher loan to value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces the company’s equity requirements to finance the property, and as a result, enhances equity returns.

RESULTS OF OPERATIONS
Funds from operations

Funds from operations (FFO) is defined as net income, prior to extraordinary items, non-cash items and depreciation and amortization of capital assets. While Brookfield believes that funds from operations is the most relevant measure to analyze real estate, based on the fact that commercial properties generally appreciate rather than depreciate, the company believes that both funds from operations and net income are relevant measures. The company computes funds from operations in accordance with the definitions of the National Association of Real Estate Investment Trusts (“NAREIT”) in the United States and the Canadian Institute of Public and Private Real Estate Company (“CIPPREC”) in Canada. Funds from operations does not represent cash generated from operating activities determined in accordance with Generally Accepted Accounting Principles (“GAAP”) in the United States or Canada and should not be considered as an alternative to net income determined in accordance with GAAP.

Funds from operations as defined by NAREIT and CIPPREC includes the contribution from discontinued operations. However, for purposes of comparability and consistency with current and future financial statement presentation, the following discussion excludes amounts related to Brookfield Homes, which has been presented as a discontinued operation in the company’s consolidated financial results.

Brookfield’s strong tenant base, proactive leasing strategies and gains on sales of partial interests in the company’s core office portfolio contributed to an increase in funds from continuing operations and gains of 12% to $374 million in 2002, compared with $334 million in 2001. Excluding lease termination income and gains, funds from continuing operations increased 15% to $1.87 per share, compared with $1.63 in 2001. Net income from continuing operations increased by 17% to $236 million or $1.34 per share on a diluted basis. A summary of the components of Brookfield’s funds from operations and net income are as follows:

(Millions)	2002	2001	2000

Total revenue	$1,372	$1,428	$1,369

Net operating income
Commercial property operations	$660	$672	$611
Development and residential operations	22	20	27
Interest and other income	48	42	45

	730	734	683
Unallocated costs	356	400	415

Funds from continuing operations and gains	374	334	268

Depreciation and amortization	80	76	66
Non-cash taxes and other provisions	58	56	62

Net income before discontinued operations	$236	$202	$140

Income from discontinued operations	44	39	30

Net income	$280	$241	$170

Funds from operations per share – diluted
Continuing operations – prior to lease termination income and gains	$1.87	$1.63	$1.45
Lease termination income and gains	0.31	0.29	0.11
Discontinued operations	0.45	0.40	0.32

	$2.63	$2.32	$1.88

Net income per share – diluted
Continuing operations – prior to lease termination income and gains	$1.09	$0.90	$0.68
Lease termination income and gains	0.25	0.22	0.08
Discontinued operations	0.27	0.24	0.19

	$1.61	$1.36	$0.95

After providing for preferred share dividends, Brookfield’s FFO per diluted share, prior to and including income from lease terminations and gains, is determined as follows:

	2002		2001		2000

		Excluding		Excluding		Excluding
(Millions, except per share amounts)	Total	Gains	Total	Gains	Total	Gains

Funds from continuing operations	$374	$322	$334	$286	$268	$250
Preferred share dividends	(19)	(19)	(19)	(19)	(20)	(20)

	$355	$303	$315	$267	$248	$230

Weighted average shares outstanding	162.3	162.3	163.5	163.5	158.5	158.5
FFO per share	$2.18	$1.87	$1.92	$1.63	$1.56	$1.45

Net income

Brookfield’s net income per share from continuing operations increased 20% in 2002, to $1.34 per diluted share including gains and 21% to $1.09 per diluted share excluding gains, calculated as follows:

	2002		2001		2000

		Excluding		Excluding		Excluding
(Millions, except per share amounts)	Total	Gains	Total	Gains	Total	Gains

Net income from continuing operations	$236	$194	$202	$166	$140	$128
Preferred share dividends	(19)	(19)	(19)	(19)	(20)	(20)

Net income for common shares	$217	$175	$183	$147	$120	$108

Weighted average shares outstanding	162.3	162.3	163.5	163.5	158.5	158.5
Net income per share – diluted	$1.34	$1.09	$1.12	$0.90	$0.76	$0.68

It should be noted that challenges of comparability of net income exist among various real estate companies, as those entities structured as corporations, such as Brookfield, are required to charge their earnings with tax expense, despite the presence of tax losses which reduce the cash tax obligation. This differs from those entities which operate as real estate investment trusts (“REITS”), as REITS are not subject to taxation, provided they remain in compliance with specific tax codes. If the impact of taxes on net income was eliminated, net income from continuing operations would increase to $1.70 per share on a diluted basis in 2002, $1.46 per share on a diluted basis in 2001 and $1.15 per share on a diluted basis in 2000.

Commercial property operations

During 2002, commercial property operations contributed $660 million of operating income, compared with $672 million in 2001 and $611 million in 2000. The components of the contribution from the commercial property operations are as follows:

(Millions)	2002	2001	2000

Commercial property operations
Operating income from current properties	$585	$555	$506
Operating income from properties sold	15	62	86
Lease termination income and gains	60	55	19

Total commercial property operations	$660	$672	$611

The financial results for the company’s commercial property operations are discussed in greater detail on page 18 of this report.

Development and residential operations

Earnings from Brookfield’s development operations are derived solely from the residential land development operations. Brookfield’s residential land development operations are focused on four markets: Calgary, Alberta; Toronto, Ontario; Edmonton, Alberta; and Denver, Colorado. Development income increased to $22 million in 2002, compared with $20 million in 2001 as low interest rates continued to make home ownership very affordable, therefore increasing demand. Lot and home sales for 2002, including lots sold to third-party homebuilders, totaled 3,279, compared with 2,278 in 2001 and 2,956 in 2000. With continued low interest rates and strong demand, contributions from these operations could increase by as much as 10% in 2003.

Interest and other income

Interest and other income includes interest charged on loans receivable, interest received on cash balances and transactional gains and losses realized on the disposal of non-core assets. Interest and other income increased to $48 million in 2002 compared with $42 million in 2001 due to gains realized on the sale of non-core assets and higher loan balances as a result of the impact of vendor financing on the sale of selected properties.

Unallocated costs

Unallocated costs were $356 million for the year ended December 31, 2002, compared with $400 million in 2001. The amounts are comprised of interest expense, administrative and development expenses and other shareholders’ interests, as follows:

Interest expense

Interest expense declined 13% to $284 million in 2002, compared with $328 million in 2001. This decrease is largely a result of the reduction of debt on the sale of participating interests in the core commercial property portfolio, offset partially by the placement of higher levels of investment-grade debt on properties.

Administrative and development expenses

Administrative costs for 2002 declined by $3 million over 2001 and 2000, due to the reduction in operational overheads in the commercial property group, offset by $1 million of compensation expense related to stock options granted in 2002. Brookfield adopted the new Canadian accounting standard effective January 1, 2002 and commenced expensing the cost of stock options. Under this new accounting policy, opening retained earnings was reduced by $8 million representing the cumulative cost of the company’s stock options granted and outstanding at January 1, 2002.

Other shareholders’ interests – expenses

Other shareholders’ interests in the income from properties, consolidated in the company’s accounts, consist of earnings attributable to properties represented by the interests not owned by Brookfield in BPO Properties and Brookfield Financial Properties, as well as dividends on preferred shares of these and other wholly-owned subsidiaries held by other shareholders.

The following outlines the dividends and earnings paid or attributable to other shareholders of subsidiaries of Brookfield:

(Millions)	Type	2002	2001	2000

BPO Properties	Redeemable preferred shares*	$7	$11	$14
100%-owned subsidiaries	Redeemable preferred shares*	4	5	9

Dividends – preferred shares of subsidiaries		11	16	23

BPO Properties	Participating interests	12	7	7
Brookfield Financial Properties	Participating interests	7	5	16
Brookfield residential operations	Participating interests	—	—	1

Other shareholders’ interests in subsidiary earnings		19	12	24

Total		$30	$28	$47

*	Non-participating

Dividends paid on preferred shares have declined over the past two years from $23 million in 2000 to $11 million in 2002 due to the decline in interest rates, as these obligations are floating in nature.

Other shareholders’ interests increased to $19 million in 2002 from $12 million in 2001 due to the gains realized on sales of participating interests in assets held by BPO Properties, specifically Exchange Tower in Toronto and Bankers Hall in Calgary. Other shareholders’ interests attributable to Brookfield Financial Properties declined over 2000 levels due to an increase in ownership interest by Brookfield during this period to 98.5%.

REAL ESTATE INDUSTRY AND RISKS

Brookfield’s strategy is to invest in high-quality commercial properties defined by the physical characteristics of the asset, but more importantly, the certainty of receiving rental payments generated by the tenants of those assets. However, Brookfield remains exposed to certain risks inherent in the commercial property business.

In evaluating Brookfield and its business, the following challenges and risk factors should be considered in addition to the other information contained in this annual report.

Real estate industry

Real estate investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), the attractiveness of the properties to tenants, competition from others with available space and the ability of the owner to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made regardless of whether or not a property is producing sufficient income to service these expenses. Brookfield’s properties are subject to mortgages, which require significant debt service payments. If Brookfield were unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale.

Real estate is relatively illiquid. Such illiquidity will tend to limit Brookfield’s ability to vary its portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which Brookfield operates in times of illiquidity.

Financing

Upon the expiry of the term of the financing on any particular property owned by Brookfield, refinancing on a conventional mortgage loan basis may not be available in the amounts required or may be available only on terms less favorable to Brookfield than the existing financing. This will be dependent upon the economic circumstances prevailing at such time. To mitigate the risks of refinancing, Brookfield has reduced loan to value ratios, fixed interest rates, increased cashflow coverages and extended the term of most of its loans. Despite this, Brookfield relies on lenders to refinance long-term property mortgages as they come due. Also, a credit disruption in the capital markets could have an adverse impact on Brookfield’s ability to implement its current leasing plans. Brookfield currently has $615 million of debt with variable interest rates, therefore operating performance would be negatively affected if interest rates increase.

Commercial properties

Brookfield’s income-producing properties generate revenue through rental payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any subsequent lease may be less favorable to Brookfield than the existing lease. Brookfield could be adversely affected, in particular, if any major tenant ceases to be a tenant and cannot be replaced on similar or better terms.

Brookfield is dependent on leasing market conditions to ensure that vacant commercial space is leased, expiring leases are renewed and new tenants are found to fill vacancies. While it is not expected that markets will significantly change in the near future, a disruption in the economy could have a significant impact on how much space tenants will lease and the rental rates paid by tenants. This would affect the income produced by Brookfield’s commercial property group as a result of downward pressure on net effective rents.

Environmental matters

As an owner and manager of real property, Brookfield is subject to various United States and Canadian federal, provincial, state and municipal laws relating to environmental matters. These laws could hold Brookfield liable for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on or in its properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could adversely affect Brookfield’s ability to sell its real estate or to borrow using real estate as collateral, and could potentially also result in claims or other proceedings against Brookfield. Brookfield is not aware of any material non-compliance with environmental laws at any of its properties. Brookfield is also not aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of its properties or any material pending or threatened claims relating to environmental conditions at its properties. Brookfield has formal policies and procedures to review and monitor environmental exposure. Brookfield has made and will continue to make the necessary capital expenditures for compliance with environmental laws and regulations. Environmental laws and regulations can change rapidly and Brookfield may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have a material adverse effect on its business, financial condition or results of operation.

Foreign exchange fluctuations

While 20% of Brookfield’s assets and revenues originate in Canada, Brookfield has substantially matched its Canadian assets with Canadian liabilities. As a result, Brookfield is generally not materially impacted by the movement in the Canadian to US dollar exchange rate.

Ground lease risks

Six of Brookfield’s major properties are subject to long-term ground leases and similar arrangements in which the underlying land is owned by a third party and leased to Brookfield and any co-venturers or partners. Under the terms of a typical ground lease, Brookfield and any co-venturers or partners pay rent for the use of the land and are generally responsible for all costs and expenses associated with the building and improvements. Unless the lease term is extended, the land together with all improvements made will revert to the owner of the land upon the expiration of the lease term. Four properties in New York, in which Brookfield has an ownership interest through Brookfield Financial Properties, are subject to land leases held by the Battery Park City Authority in New York. These four ground leases expire in 2069. If possible, Brookfield will attempt to purchase these leases as they become available, but cannot be assured of this. The fifth major ground lease is on the land under the Bay Wellington Tower in BCE Place in Toronto which expires in 2085. The company holds the right of first purchase to acquire this ground lease. The sixth ground lease is on the land under 53 State Street in Boston in which Brookfield has an ownership interest through Brookfield Financial Properties. This ground lease expires in 2039. The company has a purchase option to acquire this ground lease exercisable in 2029. An event of default by Brookfield under the terms of a ground lease could also result in a loss of the property subject to such ground lease should the default not be rectified in a reasonable period of time.

Competition

Each segment of the real estate business is competitive. Numerous other developers, managers and owners of office properties compete with Brookfield in seeking tenants, management revenues and prospective purchasers. Although it is Brookfield’s strategy to own premier office properties in each market in which it operates, some of the office properties of Brookfield’s competitors may be newer, better located or better capitalized. The existence of competing developers, managers and owners for Brookfield’s tenants could have a material adverse effect on Brookfield’s ability to lease space in its properties and on the rents charged or concessions granted. This could adversely affect Brookfield’s revenues and its ability to meet its obligations.

Insurance covering acts of terrorism

Brookfield has insurance covering certain acts of terrorism for up to $300 million of damage and business interruption costs. Brookfield continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company. Brookfield believes it is in compliance with all of its loan covenants, despite not being able to acquire terrorism coverage for the full replacement cost of the company’s properties.

General uninsured losses

Brookfield carries comprehensive general liability, fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. Brookfield also self insures a portion of certain of these risks. There are, however, certain types of risks (generally of a catastrophic nature such as war or environmental contamination) which are either uninsurable or not economically insurable. Brookfield currently has insurance for earthquake risks, subject to certain policy limits, deductibles and self insurance arrangements, and will continue to carry such insurance if it is economical to do so. Should an uninsured or underinsured loss occur, Brookfield could lose its investment in, and anticipated profits and cashflows from, one or more of its properties, and Brookfield would continue to be obligated to repay any recourse mortgage indebtedness on such properties, although at December 31, 2002, minimal recourse mortgage debt existed. Additionally, although Brookfield generally obtains owner’s title insurance policies for its U.S. properties, the amount of coverage under these policies may be less than the full value of the properties. If a loss occurs resulting from a title defect with respect to a property where there is no title insurance or the loss is in excess of insured limits, Brookfield could lose all or part of its investment in, and anticipated profits and cashflows from, such a property.

Tenant defaults

At any time a tenant of any of Brookfield’s properties may seek the protection of bankruptcy, insolvency or similar laws, which could result in the rejection and termination of the tenant’s lease and thereby cause a reduction in the cashflow available to Brookfield. Although Brookfield has not experienced material losses from tenant bankruptcies, no assurance can be given that tenants will not file for bankruptcy or similar protection in the future or, if any tenants do file for protection, that they will affirm their leases and continue to make rental payments in a timely manner. In addition, a tenant from time to time may experience a downturn in its business which may cause the loss of the tenant or may weaken its financial condition and result in the failure to make rental payments when due or, for retail tenants, a reduction in percentage rent payable. Merrill Lynch, which is rated Aa3 by Moody’s and A+ by Standard & Poor’s, is a major tenant of Brookfield and occupies approximately 13% of the effective square feet owned by Brookfield. If Merrill Lynch were not in a position to make rental payments, this could have an adverse effect on the profits and cashflow of Brookfield’s operations.

Impact of September 11, 2001

On September 11, 2001, Brookfield owned eight million square feet of space in four office towers surrounding the World Trade Center site – One Liberty Plaza and One, Two and Four World Financial Center. The physical damage sustained by these properties was mainly cosmetic as a result of the attack on and subsequent collapse of the World Trade Center and consisted primarily of replacement of broken windows and some repair to the granite façade on the World Financial Center. While there was no structural damage to these four office towers, the glass-enclosed Winter Garden atrium at the center of the World Financial Center suffered more significant damage from falling debris than other areas of the complex. This component of the World Financial Center was fully restored and opened in September 2002.

To date, approximately $182 million has been received for property and business interruption claims relating to One Liberty Plaza, One World Financial Center, the Winter Garden and common areas of the World Financial Center. Two and Four World Financial Center are covered by insurance in place under the tenant triple-net leases with Merrill Lynch. Brookfield’s insurance claim adjustment process is ongoing due to the complexity of the issues involved. However, Brookfield anticipates recovery of all material amounts relating to the restoration and business interruption costs of its properties.

To date, there have been no material lease cancellations in the New York office portfolio as a result of September 11, 2001. Brookfield conducted a full review of all its leases with various outside legal experts and concluded that it has complied with all conditions necessary to maintain its leases in good standing.

Forward-looking statements

The company’s annual report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matter, identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada and the United States. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

OUTLOOK

The company remains focused on delivering on performance targets and creating shareholder value. With a strong financial position, a solid growth strategy and a dedicated team, Brookfield is poised to deliver on its commitments to shareholders.

Steven J. Douglas
Executive Vice President and Chief Financial Officer

Management’s Responsibility for the Financial Statements

The consolidated financial statements and management’s financial analysis and review contained in this annual report are the responsibility of the management of the company. To fulfill this responsibility, the company maintains a system of internal controls to ensure that its reporting practices and accounting and administrative procedures are appropriate, and provide assurance that relevant and reliable financial information is produced. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and, where appropriate, reflect estimates based on management’s best judgment in the circumstances. The financial information presented throughout this annual report is consistent with the information contained in the consolidated financial statements.

Deloitte & Touche LLP, the independent auditors appointed by the shareholders, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report as auditors is set out below.

The consolidated financial statements have been further examined by the Board of Directors and by its Audit Committee which meets regularly with the auditors and management to review the activities of each. The Audit Committee, which is comprised of four directors who are not officers of the company, reports to the Board of Directors.

Richard B. Clark President and Chief Executive Officer February 4, 2003	Steven J. Douglas Executive Vice President and Chief Financial Officer

Auditors’ Report

To the Shareholders,
We have audited the consolidated balance sheets of Brookfield Properties Corporation as at December 31, 2002, 2001 and 2000 and the consolidated statements of income, retained earnings and cashflow for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002, 2001 and 2000 and the results of its operations and its cashflows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada February 4, 2003	Chartered Accountants

Consolidated Balance Sheet

December 31 (US Millions)	note	2002	2001	2000

Assets
Commercial properties	2	$5,661	$5,802	$6,368
Development properties	3	944	575	537
Receivables and other	4	769	847	1,017
Cash and cash equivalents	1	76	195	201
Assets of Brookfield Homes Corporation	5	879	872	762

		$8,329	$8,291	$8,885

Liabilities
Commercial property debt	7	$4,038	$4,376	$4,542
Commercial development property debt	7	550	230	160
Accounts payable and other liabilities	8	429	460	1,031
Liabilities of Brookfield Homes Corporation	5	556	583	549
Shareholders’ interests
Interests of others in properties	9, 14	84	113	159
Preferred shares – subsidiaries and corporate	10	579	585	607
Convertible debentures	11	—	—	50
Common shares	12	2,093	1,944	1,787

		$8,329	$8,291	$8,885

See accompanying notes to the consolidated financial statements.

On behalf of the Board,

Gordon E. Arnell Chairman	Richard B. Clark President and Chief Executive Officer

Consolidated Statement of Income

December 31 (US Millions, except per share amounts)	note	2002	2001	2000

Total revenues		$1,372	$1,428	$1,369

Net operating income
Commercial property operations	13
Operating income from current properties		$585	$555	$506
Operating income from properties sold		15	62	86
Lease termination income and gains		60	55	19

Total commercial property operations		660	672	611

Development and residential operations	13	22	20	27
Interest and other		48	42	45

		730	734	683

Expenses
Interest		284	328	324
Administrative and development		42	44	44
Interest of others in properties		30	28	47

Income before undernoted		374	334	268

Depreciation and amortization		80	76	66
Taxes and other non-cash items	6	58	56	62

Net income from continuing operations		236	202	140

Income from discontinued operations	5	44	39	30

Net income		$280	$241	$170

Net income per share – basic	1
Continuing operations		$1.35	$1.12	$0.77
Discontinued operations		0.27	0.25	0.21

		$1.62	$1.37	$0.98

Net income per share – diluted	1
Continuing operations		$1.34	$1.12	$0.76
Discontinued operations		0.27	0.24	0.19

		$1.61	$1.36	$0.95

See accompanying notes to the consolidated financial statements.

Consolidated Statement of Retained Earnings

December 31 (US Millions, except per share amounts)	note	2002	2001	2000

Retained earnings – beginning of year	12	$441	$274	$170
Change in accounting policy – stock-based compensation	1	(8)	—	—
Net income		280	241	170
Shareholder distributions
Dividends paid on corporate preferred shares		(19)	(19)	(20)
Dividends paid on common shares		(64)	(53)	(37)
Convertible debenture interest		—	(2)	(9)

Retained earnings – end of year	12	$630	$441	$274

See accompanying notes to the consolidated financial statements.

Consolidated Statement of Cashflow

December 31 (US Millions)	note	2002	2001	2000

Operating activities
Net income		$280	$241	$170
Depreciation and amortization		80	76	66
Taxes and other non-cash items		87	82	82

Funds from operations and gains		447	399	318

Gains		(60)	(54)	—
Income from discontinued operations, before tax		(73)	(65)	(50)
Commercial property tenant improvements		(49)	(50)	(97)
Other		40	168	34

Cashflow from operating activities		305	398	205

Financing activities and capital distributions
Commercial property debt arranged		557	1,341	183
Commercial property debt repayments		(632)	(1,050)	(74)
Other advances	19	(59)	(530)	(16)
Common shares of Brookfield and subsidiaries acquired		(26)	(102)	(67)
Common shares issued		1	25	4
Preferred shares issued, net		123	—	—
Preferred shares redeemed		(126)	—	—
Cashflow retained from (distributed to) other shareholders		(30)	14	24
Preferred share dividends and convertible debenture interest		(19)	(21)	(29)
Common share dividends		(64)	(53)	(37)

Cashflow used in financing activities and capital distributions		(275)	(376)	(12)

Investing activities
Dispositions and (acquisitions) of real estate, net	19	114	137	(162)
Development and redevelopment investments		(206)	(101)	(47)
Capital expenditures		(16)	(14)	(12)
Other investments and liabilities		(55)	(80)	(10)

Cashflow used in investing activities		(163)	(58)	(231)

Discontinued operations	5	14	30	25

Decrease in cash resources		(119)	(6)	(13)
Opening cash and cash equivalents		195	201	214

Closing cash and cash equivalents		$76	$195	$201

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

(a) General

The consolidated financial statements are prepared in accordance with generally accepted accounting principles as prescribed by the Canadian Institute of Chartered Accountants (“CICA”). The company’s accounting policies and its financial disclosure are substantially in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies (“CIPPREC”).

(b) Principles of consolidation

The consolidated financial statements include:

(i)	the accounts of all subsidiaries of Brookfield Properties Corporation (the “company”) including its wholly-owned operations, as well as BPO Properties Ltd. (“BPO Properties”) and Brookfield Financial Properties Inc. (“Brookfield Financial Properties”); and

(ii)	the accounts of all subsidiaries’ incorporated and unincorporated joint ventures and partnerships to the extent of the company’s proportionate interest in their respective assets, liabilities, revenue and expenses.

The company’s ownership interests in operating entities which are not wholly owned are as follows:

(i)	Brookfield Financial Properties: The company owns a 98.5% (2001 – 94.7% and 2000 – 89.5%) limited partnership equity and general partnership interest in Brookfield Financial Properties.

(ii)	BPO Properties: The company owns 87% (2001 and 2000 – 87%) on an equity basis and 47% (2001 and 2000 – 47%) on a voting basis of the common shares of BPO Properties.

(c) Properties

(i)	Commercial properties

Commercial properties held for investment are carried at the lower of cost less accumulated depreciation and net recoverable amount. For operating properties and properties held for long-term investment, a write-down to estimated net recoverable amount is recognized when a property’s undiscounted future cashflow is less than its carried value. Projections of future cashflow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

Depreciation on buildings is provided on the sinking-fund basis over the useful lives of the properties to a maximum of 60 years. The sinking-fund method provides for a depreciation charge of an annual amount increasing on a compounded basis of 5% per annum. Depreciation is determined with reference to each rental property’s carried value, remaining estimated useful life and residual value. Tenant improvements and re-leasing costs are deferred and amortized over the lives of the leases to which they relate.

(ii)	Development properties – commercial

Commercial properties under development consist of properties for which a major repositioning program is being conducted and for properties which are under construction. These properties are recorded at the lower of cost, including pre-development expenditures, and the net recoverable amount.

(iii)	Development properties – residential

Development land is held for residential development and is recorded at the lower of cost and estimated net realizable value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.

(iv)	Properties held for sale

Properties held for sale are recorded at the lower of cost and net realizable value. Income received relating to properties held for sale is applied against the carried value of these properties.

(d) Capitalized costs

Costs are capitalized on commercial and residential properties which are under development, home building properties and other properties held for sale, including all expenditures incurred in connection with the acquisition, development, construction and initial predetermined leasing period. These expenditures consist of all direct costs, interest on debt that is related to these assets and certain administrative expenses. Ancillary income relating specifically to such properties during the development period is treated as a reduction of costs.

(e) Revenue recognition

Revenue from a commercial property is recognized upon the earlier of attaining a break-even point in cashflow after debt servicing, or the expiration of a reasonable period of time following substantial completion, subject to the time limitation determined when the project is approved. Prior to this, the property is categorized as a rental property under development, and related revenue is applied to reduce development costs.

The company has retained substantially all of the risks and benefits of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and large corporation taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Income from the sale of land and other properties is recorded when the collection of the sale proceeds is reasonably assured and all other significant conditions are met. Properties which have been sold, but for which these criteria have not been satisfied, are included in development property or residential inventory assets.

(f) Income taxes

The company accounts for income taxes under the liability method. Under this method, future income tax assets and liabilities are calculated based on: (i) the temporary differences between the carrying values and the tax bases of assets and liabilities, and (ii) unused income tax losses, measured using substantively enacted income tax rates and laws that are expected to apply in the future as temporary differences reverse and income tax losses are used. See Note 6 for additional information on the composition of the income tax assets and expense.

(g) Reporting currency and foreign currency translation

Effective December 31, 2000, the US dollar was adopted as the reporting currency of the company.

The consolidated financial statements have been presented in US dollars as the company’s principal investments and cashflow are influenced primarily by the US dollar. Assets and liabilities denominated in foreign currencies are translated into US dollars at the rate in effect at the balance sheet date. Revenues and expenses are translated at the weighted average rate in effect for the period presented. The company’s operations in Canada are self-sustaining in nature and as such, cumulative gains and losses arising from the consolidation of the assets and liabilities of these operations are recorded as a separate component of shareholders’ equity.

Historical financial statements and related notes for December 31, 2000 have been restated into US dollars using the prevailing rate at that date of C$1.49 per US$1.00. All amounts expressed in the financial statements are in US dollars unless otherwise noted.

(h) Per share calculations

Effective January 1, 2001, the company adopted the treasury method of accounting for earnings per share. All earnings per share numbers have been retroactively restated and the changes are not material.

Net income per common share has been calculated after providing for preferred share dividends using the weighted average number of basic common shares outstanding of 161.1 million (2001 – 159.9 million, 2000 – 144.0 million) and diluted common shares outstanding of 162.3 million (2001 – 163.5 million, 2000 – 158.5 million).

(i) Cash and cash equivalents

Cash and cash equivalents include $69 million (2001 – $156 million, 2000 – $147 million) which is designated for property-specific taxes, operating costs and tenant improvement expenditures, unless otherwise approved by the respective property mortgage holder.

(j) Use of estimates

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires estimates and assumptions that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

(k) Funds from operations

Funds from operations (“FFO”) is a measurement defined by CIPPREC as net income before certain items including non-cash tax charges, depreciation and amortization. As a result, this amount has been included as a separate line on the consolidated statement of cashflow.

(l) Stock-based compensation

Effective January 1, 2002, the company adopted the new accounting standard issued by the CICA on stock-based compensation and other stock-based payments. The new standard was applied retroactively without restatement of prior year results. The company accounts for stock options using the fair value method, under which compensation expense is measured at the grant date using an option pricing model and recognized over the vesting period. The cumulative effect on opening retained earnings is $8 million.

NOTE 2: COMMERCIAL PROPERTIES

(Millions)	2002	2001	2000

Commercial properties	$6,029	$6,117	$6,642
Less: accumulated depreciation	(368)	(315)	(274)

Total	$5,661	$5,802	$6,368

(a)  Commercial properties, carried at a net book value of approximately $2,362 million, are situated on land held under leases or other agreements largely expiring after the year 2069. Minimum rental payments on land leases are approximately $22 million annually for the next five years and $1,015 million in total on an undiscounted basis.

(b)  Construction costs of $9 million (2001 – $17 million, 2000 – $31 million), interest costs of nil (2001 – nil, 2000 – $3 million) and general and administrative expenses of nil (2001 and 2000 – $1 million) were capitalized to the commercial property portfolio for properties undergoing redevelopment in 2002.

(c)  The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures and partnerships, reflected in the company’s commercial and development properties:

(Millions)	2002	2001	2000

Assets	$1,705	$1,362	$898
Liabilities	965	758	534
Operating revenues	231	174	129
Operating expenses	91	61	46
Net income	70	59	48
Cashflow from operating activities	81	76	51
Cashflow from financing activities	4	4	(3)
Cashflow from investing activities	(31)	(73)	(30)

NOTE 3: DEVELOPMENT PROPERTIES

Development properties include commercial developments, primarily for office development and residential land under and held for development.

(Millions)	2002	2001	2000

Commercial developments	$720	$344	$193
Residential development land	224	231	344

Total	$944	$575	$537

Commercial developments include commercial land, and rights and options which represent developable land and construction costs. Residential development land includes fully entitled lots and land in processing. The company capitalizes interest and administrative and development costs to both commercial and residential development properties. During 2002, the company capitalized construction and related costs of $189 million (2001 – $61 million, 2000 – $16 million) and $28 million (2001 – $17 million, 2000 – nil) of interest to its commercial development sites. During 2002, after interest recoveries of $20 million (2001 – $35 million, 2000 – $12 million), the company capitalized to its residential land operations a net $9 million (2001 – recovered net $11 million, 2000 – recovered net $4 million) of interest and capitalized a net nil (2001 – nil, 2000 – $1 million) of administrative and development costs. In connection with residential land development operations, these costs are expensed as land is sold. The company, through its subsidiaries, is contingently liable for obligations of its associates in its residential development land joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations with the balance shared among the participants in accordance with predetermined joint-venture arrangements.

NOTE 4: RECEIVABLES AND OTHER

A description of these assets is as follows:

(Millions)	2002	2001	2000

Real estate operating receivables and mortgages	$465	$506	$606
Non-core real estate assets held for sale	51	41	35
Future income tax assets (Note 6)	43	90	171
Prepaid expenses and other assets	210	210	205

Total	$769	$847	$1,017

Included in real estate operating receivables and mortgages is a $98 million (2001 – $215 million, 2000 – $261 million) subordinated note receivable from Brookfield Homes Corporation. The note bears interest at 10% and is due on December 31, 2005.

NOTE 5: DISCONTINUED OPERATIONS

On October 29, 2002, the Board of Directors approved the special distribution of the company’s U.S. residential home building business, Brookfield Homes Corporation (“Brookfield Homes”).

On January 6, 2003, the distribution date, the company’s common shareholders of record on January 2, 2003 received a special distribution equivalent to one-fifth of a Brookfield Homes share for each common share of the company that they owned. The value of the special distribution, based on a book value of $323 million of equity, was $2.00 per Brookfield common share. The distribution was in the form of a return of capital, as approved by the company’s shareholders on December 16, 2002, totaling $323 million and resulted in a reduction of the common equity of the company of $323 million. Summarized financial information for Brookfield Homes is as follows:

December 31 (Millions)	2002	2001	2000

Residential housing inventory	$734	$749	$632
Development properties	40	18	27
Other assets	105	105	103

Total assets	879	872	762
Residential construction financing	345	318	219
Accounts payable and other	113	50	69
Subordinated debt	98	215	261

Net assets of discontinued operations	$323	$289	$213

Revenue	$897	$852	$731

Net income from discontinued operations, before taxes	$73	$65	$50
Income taxes	29	26	20

Results of discontinued operations	$44	$39	$30

Cashflow (used in) provided by operating activities	$(13)	$(69)	$25
Cashflow provided by financing activities	27	99	—
Cashflow used in investing activities	—	—	—

Cashflow provided by discontinued operations	$14	$30	$25

During 2002, after interest recoveries of $39 million (2001 – $40 million, 2000 – $30 million), the company recovered from its residential development operations a net $9 million (2001 – $4 million, 2000 – capitalized net $12 million) of interest. In connection with residential development operations, these costs are expensed as building lots and homes are sold.

Residential construction financing totaled $345 million (2001 – $318 million, 2000 – $219 million). Residential construction financing relates to construction and development loans which are repaid out of the proceeds from the sale of building lots, single-family and condominium homes. As new homes are constructed, further loan facilities are arranged on a rolling basis. The weighted average interest rate on these facilities as at December 31, 2002 was 4.7% (2001 – 5.1%, 2000 – 9.8%). $215 million is due by the end of 2003, and the remaining balances are due prior to 2006.

Subordinated debt represents advances to Brookfield Homes from the company pursuant to various facilities which are drawn and repaid on a revolving basis. The facilities bear interest at the US prime rate, have no fixed terms of repayment and matured on December 31, 2002. Pursuant to the distribution of Brookfield Homes, these facilities have been replaced, in part, by an unsecured subordinated note bearing interest at 10% and maturing on December 31, 2005.

NOTE 6: INCOME TAXES

Future income tax assets consist of the following:

(Millions)	2002	2001	2000

Future income tax assets related to non-capital and capital losses	$385	$421	$461
Future income tax liabilities related to differences in tax and book basis, net	(342)	(331)	(290)

Total	$43	$90	$171

The future income tax assets relate primarily to non-capital losses available to reduce taxable income which may arise in the future. The company and its Canadian subsidiaries have future income tax assets of $154 million that relate to non-capital losses which expire over the next seven years, and $30 million that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $201 million that relate to net operating losses which expire over the next 18 years. The amount of non-capital losses and deductible temporary differences, for which no future income tax assets have been recognized, is approximately $443 million.

Future income tax expense consists of the following:

(Millions)	2002	2001	2000

Income tax expense at the Canadian federal and provincial income tax rate of 37.5% (2001 – 40.6%, 2000 – 42.8%)	$118	$114	$87
Increase (decrease) in income tax expense due to the following:
Lower income taxes in other jurisdictions	4	(2)	(7)
Other shareholders’ interests in income tax expense	(5)	(5)	(7)
Changes in Canadian tax rates	—	34	42
Tax assets previously not recognized	(54)	(45)	(64)
Non-taxable portion of capital gains	(13)	(15)	(4)
Other	8	(25)	15

Future income tax expense and other non-cash items	$58	$56	$62

NOTE 7: COMMERCIAL PROPERTY AND COMMERCIAL DEVELOPMENT PROPERTY DEBT

The company’s commercial property debt outstanding and principal repayments at December 31, 2002 are as follows:

	Weighted Average
	Interest Rate at						2008 &	2002	2001	2000
(Millions)	Dec. 31, 2002	2003	2004	2005	2006	2007	Beyond	Total	Total	Total

Commercial property debt	7.0%	$579	$138	$250	$308	$279	$2,484	$4,038	$4,376	$4,542

Commercial property debt includes $798 million (2001 – $964 million, 2000 – $1,153 million) repayable in Canadian dollars of C$1,260 million (2001 – C$1,532 million, 2000 – C$1,718 million). The weighted average interest rate at December 31, 2001 was 7.0%, and 7.3% at December 31, 2000.

Commercial development property debt consists of $550 million (2001 – $230 million, 2000 – $160 million) of financing provided for two of the company’s development projects. The weighted average maturity of this debt is 2024. The weighted average interest rate at December 31, 2002 was 6.6% (2001 – 8%, 2000 – 8%).

NOTE 8: ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities consist of the following:

(Millions)	2002	2001	2000

Accounts payable	$246	$219	$299
Advances
Revolving five-year term facilities	98	115	151
Other	85	126	581

Total	$429	$460	$1,031

Advances represent credit facilities which are primarily recourse in nature to subsidiaries of the company.

The revolving five-year term facilities are borrowed from a shareholder and bear interest based on the prime rate. Up to $150 million of this revolving facility is convertible at either party’s option into a fixed-rate financing at 9.75% repayable in 2015. Interest expense includes $2 million (2001 – $4 million, 2000 – $5 million) of interest relating to these advances.

Other advances are comprised mainly of debt attributable to the land development business of $85 million (2001 – $126 million, 2000 – $134 million). The weighted average interest rate on these advances as at December 31, 2002 was 4.8% (2001 – 4.2%, 2000 – 8.2%). $53 million is due by the end of 2003, and the remaining balances are due prior to 2007.

NOTE 9: INTERESTS OF OTHERS IN PROPERTIES

Interests of others in properties includes the amounts of common equity related to other shareholders’ interests in property ownership entities which are consolidated in the company’s accounts. The balances are as follows:

	Equity
(Millions)	Ownership	2002	2001	2000

Participation by other shareholders in properties through:
Common shares of BPO Properties	13.0%	$64	$52	$49
Limited partnership units of Brookfield Financial Properties	1.5%	20	61	110

Total		$84	$113	$159

On December 31, 2002 the company increased its interest in Brookfield Financial Properties to 98.5% for cash consideration of $56 million. In June 2001, the company’s equity interest in Brookfield Financial Properties was increased to 94.7%. During 2000, the company’s public residential subsidiary was privatized and the company’s equity interest in BPO Properties was increased to 87%.

NOTE 10: PREFERRED SHARES – SUBSIDIARIES AND CORPORATE

Subsidiaries and corporate preferred shares outstanding total $579 million (2001 – $585 million, 2000 – $607 million) as follows:

(a) Subsidiaries of the company have issued the following preferred shares:

(Millions)	2002	2001	2000

Preferred shares of subsidiaries owned by other shareholders
BPO Properties	$241	$240	$256
100%-owned subsidiaries	100	99	105

Total subsidiary preferred shares	$341	$339	$361

(b) The company has the following preferred shares authorized and outstanding:

(Millions, except share information)			2002	2001	2000

Authorized	Outstanding
6,312,000	6,312,000	Class A redeemable voting preferred shares
		bearing a cumulative dividend rate of 7 1/2%	$11	$11	$11
6,000,000	2,000,000	Class AA Series E preferred shares bearing a
		cumulative dividend rate of 70% of bank prime	34	34	34
Unlimited	—	Class AAA Series A preferred shares bearing a
		cumulative dividend rate of 9%	—	50	50
Unlimited	—	Class AAA Series B preferred shares bearing a
		cumulative dividend rate of 9% and exchangeable
		into common shares of the company on a public
		offering at the prevailing price of the issue	—	50	50
Unlimited	4,000,000	Class AAA Series C and D preferred shares
		bearing a cumulative dividend rate of 8% and
		exchangeable into common shares of the company
		on a public offering at the prevailing price of
		the issue	67	101	101
Unlimited	8,000,000	Class AAA Series F redeemable preferred shares
		bearing a cumulative dividend rate of 6%	126	—	—

Total			$238	$246	$246

The holders of Class A preferred shares are entitled to receive notice of and to attend all shareholders’ meetings, and for all purposes are entitled to one vote for each Class A preferred share held, except in respect of the election of directors, where cumulative voting will apply in the same manner as for the common shares.

Upon giving at least 30 days notice prior to the date set for redemption, the company may redeem all, or from time to time any part, of the outstanding Class A preferred shares on payment to the holders thereof, for each share to be redeemed of an amount equal to $2.50 per share denomination in Canadian dollars, together with all accrued and unpaid cumulative dividends thereon.

In September 2002, the company issued eight million Class AAA, Series F preferred shares for proceeds of $126 million, bearing a fixed dividend rate of 6% per annum. Proceeds of the issue were utilized to redeem 3,000,000 Class AAA, Series A preferred shares, 3,000,000 Class AAA, Series B preferred shares and 2,000,000 Class AAA, Series C preferred shares for total cash of $126 million.

The Series F preferred shares are not redeemable before September 30, 2009. On and after that date, the Series F preferred shares are redeemable by the company on at least 30 and not more than 60 days prior notice, at $25.75 per share if redeemed before September 30, 2010, at $25.50 per share if redeemed on or after September 30, 2010 but before September 30, 2011, at $25.25 per share if redeemed on or after September 30, 2011 but before September 30, 2012, and at $25.00 per share thereafter, plus, in each case, all accrued and unpaid dividends up to but excluding the date fixed for redemption.

On and after September 30, 2009, the Series F preferred shares are convertible at the option of the company on at least 30 days and not more than 60 days prior notice into that number of freely tradeable common shares determined by dividing the then applicable redemption price, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of $2.00 and 95% of the weighted average trading price of the common shares on the Toronto Stock Exchange for a period of 20 consecutive trading days ending on the fourth day prior to the date specified for conversion, or, if that fourth day is not a trading day, on the immediately preceding trading day.

On and after March 31, 2013, the Series F preferred shares are convertible at the option of the holder on at least 30 days notice on the last day of March, June, September and December of each year into that number of freely tradeable common shares determined by dividing $25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of $2.00 and 95% of the then Current Market Price. If a holder of Series F preferred shares elects to convert any of such shares in common shares, the company may, on not less than 20 days notice prior to the conversion date, elect to redeem such Series F preferred shares for cash or arrange for the sale of those shares to substitute purchasers.

NOTE 11: CONVERTIBLE DEBENTURES

The company has no convertible debentures outstanding at December 31, 2002. In August 2001, the June 2008 debentures, in the amount of $50 million, were converted into 2,622,100 common shares of the company by the holders according to their terms after the company announced its intention to redeem the issue for cash as permitted by the conditions of the trust indenture. In June 2000, the February 2007 debentures, in the amount of $201 million, were converted by the holders into 19,986,682 common shares in accordance with the conversion right associated with the February 2007 debentures.

NOTE 12: COMMON SHARES

The authorized common share capital consists of an unlimited number of common voting shares. The issued and outstanding common share capital consists of:

(Millions)	2002	2001	2000

Common shares	$1,448	$1,459	$1,404
Retained earnings, contributed surplus, and cumulative translation adjustment	645	485	383

Total	$2,093	$1,944	$1,787

On October 29, 2002, the Board of Directors approved the special distribution of the company’s U.S. residential home building business, Brookfield Homes. The distribution was in the form of a return of capital, representing the shares of Brookfield Homes and was approved by the company’s shareholders on December 16, 2002. This special distribution totaled $323 million and was completed on January 6, 2003 to shareholders of record on January 2, 2003, as discussed in Note 5.

The company has a management share option plan in which options vest proportionately over five years and expire 10 years after the grant date. The exercise price is equal to the market price at the time they are granted. Members of the share option plan can elect to purchase shares at the exercise price or, receive shares with a value equal to the difference between the exercise price and the current market price. During 2002, the company granted 965,339 stock options with an exercise price of $17.82. Compensation expense was calculated using the Black-Scholes model of valuation, assuming a 10-year term, 14.4% volatility and an interest rate of 5.3%. Pursuant to the distribution of Brookfield Homes on January 6, 2003, the Board of Directors approved a methodology for adjusting downward the exercise price of all outstanding stock options at that date, to give effect to this distribution. This methodology, developed in consultation with the Toronto Stock Exchange, resulted in the exercise price of all outstanding stock options being reduced by $1.00 effective February 4, 2003. The following table sets out the number of common shares which the company may issue under the management share option plan:

			2002

	Issue	Expiry	Number	Weighted Average
	Date	Date	of Shares	Exercise Price

Share option plan	1997	2008	49,200	$6.33
	1998	2009	601,500	10.74
	1999	2009	29,300	8.21
	2000	2010	1,010,097	9.32
	2001	2011	849,355	15.13
	2002	2012	965,339	16.82

			3,504,791	$12.99

During the years 2002, 2001 and 2000, common shares issued and outstanding changed as follows:

	2002	2001	2000

Common shares outstanding, beginning of period	161,678,406	158,746,008	132,692,936
Add shares issued on:
Conversion of debentures	—	2,622,100	19,986,702
Exercise of warrants	57,997	2,500,000	278,003
Exercise of options	13,913	195,329	196,700
In exchange for shares of:
– BPO Properties	—	17,669	5,314,044
– Carma Corporation	—	—	1,863,923
Deduction of shares as a result of repurchases made	(1,385,900)	(2,402,700)	(1,586,300)

Common shares outstanding, end of period	160,364,416	161,678,406	158,746,008

During 2002, the exercise of options issued under the company’s management share option plan generated cash proceeds of $0.2 million (2001 – $1.4 million, 2000 – $0.8 million). In 2000, common shares were issued on the privatization of the company’s subsidiary, Carma Corporation, at a price of $15.94 per share. Upon the acquisition of an additional 33% of BPO Properties, 5,314,044 shares were issued at a price of $15.97 per share plus a further 17,669 shares in 2001 in conjunction with deficient tenders. Warrants to acquire common shares of the company that were exercised during the year generated proceeds of $0.5 million (2001 – $24.2 million, 2000 – $2.8 million). During 2002, common shares of the company were acquired for cancellation pursuant to the normal course issuer bid at an average price of $18.49 per share (2001 – $17.30, 2000 – $12.50). In addition, there are 64,000 outstanding warrants as at December 31, 2002 to purchase common shares of the company for $8.51 per share, which expire May 2003. As a result of the distribution of Brookfield Homes, the exercise price of the outstanding warrants were adjusted downward by C$1.56 in accordance with their terms.

Retained earnings, contributed surplus and cumulative translation adjustment include a foreign currency cumulative translation adjustment of $(36) million (2001 – $(27) million, 2000 – $12 million) and contributed surplus of $51 million (2001 – $71 million, 2000 – $97 million). During the year, contributed surplus decreased $14 million (2001 – $21 million) from the repurchase of the company’s common shares, $3 million from preferred share issue costs, $3 million from transaction costs related to the distribution of Brookfield Homes, and nil (2001 – $5 million) pursuant to the exercise of options under the market growth feature.

NOTE 13: COMMERCIAL PROPERTY AND RESIDENTIAL DEVELOPMENT OPERATIONS

(a) Commercial property operations

The results of the company’s commercial property operations are as follows:

(Millions)	2002	2001	2000

Commercial property operations	$943	$1,007	$989
Expenses	(343)	(390)	(397)
Lease termination income and gains	60	55	19

Total	$660	$672	$611

Due to the events of September 11, 2001 and the impact on the company’s properties in Lower Manhattan, commercial property income includes $49 million (2001 – $49 million) of business interruption insurance claims as a result of loss of revenue.

(b) Development and residential operations

Development and residential operations’ results for the year are as follows:

(Millions)	2002	2001	2000

Revenue	$321	$324	$316
Expenses	(299)	(304)	(289)

Total	$22	$20	$27

NOTE 14: CORPORATE ACQUISITIONS

On December 31, 2002, Brookfield Financial Properties completed a redemption of certain of its outstanding Partnership Units for cash consideration of $56 million. As a result of the redemption, each remaining partner’s percentage interest increased on a pro rata basis. The company currently holds 98.5% of the outstanding Partnership Units of Brookfield Financial Properties. In June 2001, the company increased its interest in Brookfield Financial Properties to 94.7% for cash consideration of $60 million. During 2000, the company launched two tender bids, one for the shares of BPO Properties, and one for the shares of Carma Corporation. As a result of these transactions, the company’s interest in BPO Properties increased to 85% on an equity basis and increased to 100% in Carma Corporation. The consideration paid for these increased interests are as follows:

	BPO Properties	Carma Corporation
(Millions)	September 2001	September 2001

Consideration paid
Cash	$5	$1
Common shares	85	30

Total	$90	$31

The net effect of these acquisitions on the company’s consolidated balance sheet was a decrease in other shareholders’ interests of $56 million (2000 - $119 million), increase in other assets of nil (2000 – $14 million), and an increase in commercial properties of $4 million (2000 – $12 million decrease).

NOTE 15: SEGMENTED INFORMATION

The company and its subsidiaries operate in the United States and Canada within the commercial property business and the residential land development business. The following summary presents segmented financial information for the company’s principal areas of business by industry and geographic location:

	United States			Canada			Total

(Millions)	2002	2001	2000	2002	2001	2000	2002	2001	2000

Assets
Commercial properties	$4,430	$4,392	$4,526	$1,231	$1,410	$1,842	$5,661	$5,802	$6,368
Development properties	711	374	325	233	201	212	944	575	537
Receivables and other	301	428	669	468	419	348	769	847	1,017
Cash and cash equivalents	72	195	184	4	—	17	76	195	201
Assets of Brookfield Homes	879	872	762	—	—	—	879	872	762

	$6,393	$6,261	$6,466	$1,936	$2,030	$2,419	$8,329	$8,291	$8,885

	United States			Canada			Total

(Millions)	2002	2001	2000	2002	2001	2000	2002	2001	2000

Commercial property operations
Rental revenues*	$687	$688	$701	$256	$319	$288	$943	$1,007	$989
Lease termination income and gains	—	25	19	60	30	—	60	55	19
Expenses	240	254	260	103	136	137	343	390	397

	447	459	460	213	213	151	660	672	611

Land and housing
Revenues	157	181	147	164	143	169	321	324	316
Expenses	156	180	144	143	124	145	299	304	289

	1	1	3	21	19	24	22	20	27

Other revenues	9	17	13	39	25	32	48	42	45

Net operating income	457	477	476	273	257	207	730	734	683
Interest expense	235	250	255	49	78	69	284	328	324
Administrative and development	18	22	17	24	22	27	42	44	44
Interests of others in properties	7	5	16	23	23	31	30	28	47

Income before undernoted	197	200	188	177	134	80	374	334	268
Depreciation and amortization	52	48	44	28	28	22	80	76	66

Income before unallocated costs	145	152	144	149	106	58	294	258	202
Taxes and other non-cash items							58	56	62

Net income from continuing operations							236	202	140

Income from discontinued operations							44	39	30

Net income							$280	$241	$170

Acquisitions (dispositions) of real estate, net	$2	$(97)	$42	$(116)	$(40)	$120	$(114)	$(137)	$162
Commercial property tenant improvements	36	24	74	13	26	23	49	50	97
Development and redevelopment investments	195	75	17	11	26	30	206	101	47
Capital expenditures	7	6	4	9	8	8	16	14	12

*	During 2002, rental revenues from Merrill Lynch & Company Inc. accounted for 14% (2001 – 14%, 2000 – 15%) of consolidated revenue.

OTHER INFORMATION

NOTE 16: FUNDS FROM OPERATIONS DIFFERENCES

Funds from operations, as reported, recognizes rental revenue over the term of a lease as it becomes contractually due. Applying the straight-line method of rental revenue recognition on a pro forma basis would increase funds from operations and gains for diluted common shareholders to $387 million (2001 – $347 million, 2000 – $284 million) from the reported level of $374 million (2001 – $334 million, 2000 – $268 million).

Years ended December 31 (Millions, except per share information)	2002	2001	2000

Funds from continuing operations and gains – as reported	$374	$334	$268
Adjustment to reflect straight-line rental revenue	14	14	19
Other shareholders’ interests	(1)	(1)	(3)

Funds from continuing operations and gains – pro forma	$387	$347	$284

Funds from continuing operations per share – diluted – pro forma	$2.26	$2.00	$1.66

NOTE 17: DIFFERENCES FROM UNITED STATES ACCOUNTING PRINCIPLES

Canadian generally accepted accounting principles (“Canadian GAAP”) differ in some respects from the principles that the company would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The effects of significant accounting differences on the company’s balance sheet and statements of income, retained earnings and cashflow are quantified and described in the accompanying notes.

Under Canadian GAAP, companies are permitted to provide supplementary measures of earnings, earnings per share and FFO per share in the notes to the consolidated financial statements, provided that these measures are not given the same prominence as reported earnings per share. For the purpose of reporting under US GAAP, supplementary measures of net earnings, earnings per share, funds from operations, and FFO per share are generally not included in the financial statements and notes attached thereto.

(a) Income statement differences

The incorporation of the significant differences in accounting principles in the company’s income statements for the years ended December 31, 2002, 2001 and 2000 under US GAAP would result in net income under US GAAP of $251 million (2001 – $173 million, 2000 – $178 million). The main differences between Canadian GAAP and US GAAP are summarized in the following table:

Years ended December 31 (Millions, except per share information)		2002	2001	2000

Net income as reported under Canadian GAAP		$280	$241	$170
Adjustments:
(i)	Increased commercial property income	14	14	19
(ii)	Increased commercial property depreciation	(64)	(69)	(65)
(iii)	Increased commercial property gains	—	16	—
(iv)	(Increased) decreased deferred income taxes	19	(25)	63
(v)	Subordinated convertible debenture interest	—	(2)	(9)
(vi)	Stock option expense	—	(4)	(6)
(vii)	Decreased other shareholders’ interests	2	2	6

Net income under US GAAP*		$251	$173	$178

Net income per share
Basic		$1.44	$0.96	$1.10
Diluted		$1.43	$0.95	$1.07

*	There are no extraordinary items included in these results.

For Canadian GAAP purposes, net income includes income from discontinued operations of $44 million (2001 – $39 million, 2000 – $30 million) as described in Note 5. Under US GAAP, discontinued operations presentation is not effective until the date of distribution. Brookfield Homes was distributed to common shareholders of the company on January 6, 2003. Accordingly, revenue, expenses and income from discontinued operations have been included as part of continuing operations for US GAAP purposes.

Effective December 31, 2000, the company adopted the US dollar as its reporting currency. Prior to this change, the Canadian dollar had been used as the company’s reporting currency. Under Canadian GAAP applicable at that time, the company’s financial statements for December 31, 2000 have been translated from Canadian dollars to US dollars using the exchange rate in effect at December 31, 2000. Under US GAAP, the financial statements for the periods prior to the change in reporting currency must be translated to US dollars using the current rate method, which uses specific year end and specific annual average exchange rates as appropriate. The application of the current rate method to the periods presented has a significant differential effect on reported comprehensive income, and certain other components of shareholders’ equity as described throughout this note.

Other significant differences are outlined in each category between Canadian GAAP and US GAAP as follows:

(i)	Increased commercial property income

Under Canadian GAAP, rental revenue is recognized over the term of the lease as it becomes due where increases in rent are intended to offset the estimated effects of inflation. Under US GAAP, rental revenue is recognized on a straight-line basis over the term of the lease. The net impact of using the straight-line method on the income of the company would be to increase the commercial property revenue by $14 million (2001 – $14 million, 2000 – $19 million).

(ii)	Increased commercial property depreciation

Under Canadian GAAP, commercial properties have been depreciated using the sinking-fund method. Under US GAAP, commercial properties are depreciated on a straight-line basis. In recalculating depreciation on a straight-line basis, the additional depreciation expense would be $64 million (2001 – $69 million, 2000 – $65 million).

(iii)	Increased commercial property gains
Under US GAAP, the book values of commercial property assets differ from Canadian GAAP as a result of rental revenue recognition and commercial property depreciation methods, as explained in (i) and (ii). The net impact of these amounts would be an increase in commercial property gains of nil (2001 – $16 million, 2000 – nil).

(iv)	(Increased) decreased deferred income taxes
Income taxes are accounted for using the liability method under Canadian and US GAAP. For the year ended December 31, 2002, a reduction of deferred income tax expense of $19 million (2001 – $31 million, 2000 – $21 million) would be recorded under US GAAP due to the tax effect of the stated differences between Canadian and US GAAP described above.

Under Canadian and US GAAP, the impact of changes in income tax rates to the tax asset or liability account is reflected in the current year’s statement of income. Under Canadian GAAP, the impact of the change is reflected when the legislation affecting the tax rate change is substantively enacted, whereas the impact under US GAAP is reflected when legislation is enacted. In 2000, legislation implementing a decrease in certain Canadian income tax rates was proposed but not enacted. This legislation was enacted in 2001. Accordingly, in 2001 an additional tax expense of $56 million (2000 – $42 million reduction) is recorded under US GAAP.

(v)	Subordinated convertible debenture interest
Under Canadian GAAP, the company’s subordinated convertible debentures, which were redeemed in 2001, are recorded as a component of the company’s capital base and the related interest paid recorded as a distribution from retained earnings, as a result of the company’s option of repaying these debentures by delivering its common shares to the holders and meeting interest obligations by issuing common shares. Under US GAAP, nil (2001 – nil, 2000 – $50 million) of subordinated convertible debentures would be recorded as indebtedness. The corresponding interest charge of nil (2001 – $2 million, 2000 – $9 million) is recorded as a charge to income compared with a distribution from retained earnings under Canadian GAAP. There is no effect on basic or diluted net income per share.

(vi)	Stock option expense
Under Canadian GAAP, a new accounting standard on stock-based compensation was issued in 2001 and was adopted by the company effective January 1, 2002 which substantially harmonizes Canadian GAAP with US GAAP. The new standard was applied retroactively without restatement; therefore, no expense adjustment from Canadian to US GAAP is required for 2002.

Under US GAAP, the company has adopted the recommendations of the Statement of Financial Accounting Standards No. 123 (“SFAS 123”) entitled “Accounting for Stock-Based Compensation” which establishes financial accounting and reporting standards for stock-based employee compensation plans.

Under SFAS 123, the company accounts for stock options or similar equity instruments under a fair value methodology. Under this method, options are valued using an acceptable valuation method and the charge on an annual basis is reflected in the income statement. In 2001, using the Black-Scholes model of valuation, assuming a 10-year term, 18% volatility (2000 – 27%) and an interest rate of 5.5% (2000 – 6%), the cost of stock compensation would be $4 million (2000 – $6 million). This amount has been recorded as an expense under US GAAP.

(vii)	Decreased other shareholders’ interests
Under US GAAP, other shareholders’ interests are adjusted for the differences from Canadian GAAP. The total adjustment results in a decrease in other shareholders’ interests of $2 million (2001 – $2 million, 2000 – $6 million), which relate to a recovery of $3 million (2001 – $4 million, 2000 – $9 million) from increased commercial property depreciation, offset by $1 million (2001 – $1 million, 2000 – $3 million) relating to the other shareholders’ interests in straight-line rental income, and nil (2001 – $1 million, 2000 – nil) from increased commercial property gains.

(b) Comprehensive income

Under US GAAP, the Financial Accounting Standards Board (“FASB”) issued SFAS 130 entitled “Reporting Comprehensive Income.” Comprehensive income, which incorporates net income, includes all changes in equity during the year, and accordingly, the change in the company’s cumulative translation adjustment is reflected in the company’s calculation of comprehensive income for fiscal 2002, 2001 and 2000:

Years ended December 31 (Millions)	2002	2001	2000

Net income under Canadian GAAP	$280	$241	$170
Foreign currency translation adjustment under Canadian GAAP	(9)	(39)	—

Comprehensive income using Canadian GAAP amounts	$271	$202	$170

Comprehensive income using US GAAP amounts is $257 million (2001 and 2000 – $134 million). Differences arise from the application of the current rate method of currency translation under US GAAP to all periods presented pursuant to the adoption of the US dollar as the company’s reporting currency, and from other differences between Canadian and US GAAP as described above under “Income statement differences.”

(c) Balance sheet differences

There are differences in the treatment of balance sheet items between Canadian GAAP and US GAAP. The incorporation of the significant differences in accounting principles in the company’s financial statements as at December 31, 2002, 2001 and 2000, would result in the following balance sheet presentation under US GAAP:

As at December 31 (Millions)	2002	2001	2000

Assets
Commercial properties	$5,281	$5,476	$6,069
Development properties	984	593	564
Residential housing inventory	734	749	632
Receivables and other	771	690	732
Deferred income taxes	195	244	343
Cash and cash equivalents	112	196	209

Total assets under US GAAP	$8,077	$7,948	$8,549

Liabilities and shareholders’ equity
Commercial property debt	$4,038	$4,376	$4,542
Commercial development property debt	550	230	160
Residential construction financing	345	318	219
Notes and shareholders’ advances	98	115	165
Accounts payable	444	403	944
Interests of others in properties	77	103	140
Subordinated convertible debentures	—	—	50
Preferred shares
Subsidiaries	341	339	361
Corporate	250	273	273
Common shares	1,934	1,791	1,695

Total liabilities and equity under US GAAP	$8,077	$7,948	$8,549

The balance sheet under US GAAP presents the assets and liabilities of Brookfield Homes within the accounts of the company, whereas for Canadian GAAP these amounts have been presented separately as a discontinued operation as described in Note 5. Additional significant differences between Canadian GAAP and US GAAP are as follows:

Commercial properties

As at December 31 (Millions)	2002	2001	2000

Commercial properties under Canadian GAAP	$5,661	$5,802	$6,368
Additional accumulated depreciation under US GAAP	(380)	(326)	(299)

Commercial properties under US GAAP	$5,281	$5,476	$6,069

There are two principal differences between Canadian GAAP and US GAAP affecting the carrying value of commercial properties. The first difference relates to US GAAP requiring straight-line depreciation to be applied to depreciable assets rather than the sinking-fund method of depreciation. At December 31, 2002, this would result in a cumulative adjustment of $380 million (2001 – $326 million, 2000 – $299 million). The second difference relates to the method of accounting for joint ventures and partnerships. Under Canadian GAAP, the accounts of all incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the company’s ownership interest. Under US GAAP, the equity method of accounting is applied. In circumstances where a joint venture is an operating entity and the significant financial and operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity, US regulations do not require adjustment to equity account the joint ventures. The presentation of the company’s joint ventures does not require adjustment to the equity method.

Under Canadian GAAP, commercial properties held for investment purposes are carried at the lower of cost and net recoverable amount as disclosed in Note 1(c). Under US GAAP, these assets, on an identifiable unit basis, are required to be reviewed for impairment in accordance with the requirements under SFAS 144 entitled, “Accounting for the Impairment or Disposal of Long-Lived Assets.” There is no material impact as a result of this standard as at December 31, 2002, 2001 and 2000.

Receivables and other

The principal differences in the accounting for receivables and other under US GAAP are the inclusion of a straight-line rent receivable of $109 million (2001 – $100 million, 2000 – $99 million) which would result under US GAAP if the company straight-lined its revenue, the reclassification of deferred income taxes and the reclassification of receivables and other assets relating to Brookfield Homes.

December 31 (Millions)	2002	2001	2000

Receivables and other under Canadian GAAP	$769	$847	$1,017
Straight-line rent receivable	109	100	99
Reclassification of deferred income taxes	(43)	(90)	(171)
Brookfield Homes – Receivables and other, net of subordinated debt	(64)	(167)	(213)

Receivables and other under US GAAP	$771	$690	$732

Deferred income taxes

Under US GAAP, the company has a deferred tax asset of $195 million (2001 – $244 million, 2000 – $343 million). The offsetting balance created by this adjustment decreases receivables and other by $43 million (2001 – $90 million, 2000 – $171 million), decreases cumulative translation adjustment by $5 million (2001 – $5 million, 2000 – nil), increases shareholders’ equity by $122 million (2001 – $103 million, 2000 – $125 million) and reclassifies the tax assets of Brookfield Homes by $35 million (2001 – $56 million, 2000 – $47 million).

The deferred income tax asset under US GAAP is as follows:

December 31 (Millions)	2002	2001	2000

Tax assets related to net operating and capital losses	$587	$653	$725
Tax liabilities related to differences in tax and book basis	(192)	(181)	(158)
Valuation allowance	(200)	(228)	(224)

Deferred income tax asset under US GAAP	$195	$244	$343

Common shareholders’ equity

The cumulative impact of US GAAP adjustments to common shareholders’ equity is as follows:

December 31 (Millions)	2002	2001	2000

Common shareholders’ equity under Canadian GAAP	$2,093	$1,944	$1,787
Adjustment to accumulated depreciation under US GAAP	(380)	(326)	(299)
Adjustment to deferred income tax asset under US GAAP	117	98	125
Rental revenue adjustments under US GAAP	109	100	99
Stock option expense adjustments under US GAAP	—	(8)	(9)
Other shareholders’ interests	6	10	19
Foreign currency translation adjustments, net	(11)	(27)	(27)

Common shareholders’ equity under US GAAP	$1,934	$1,791	$1,695

The components of common shareholders’ equity under US GAAP, after the adjustments in the previous table, are as follows:

December 31 (Millions)	2002	2001	2000

Common shares	$1,541	$1,551	$1,496
Additional paid-in capital, net*	695	526	385
Cumulative translation adjustment	(154)	(160)	(121)
Cumulative adjustments to net income and retained earnings	(148)	(126)	(65)

Common shareholders’ equity under US GAAP	$1,934	$1,791	$1,695

*	Net of retained earnings of $332 million (2001 – $113 million, 2000 – $28 million deficit)

Joint ventures

The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures reflected in the company’s balance sheet for US GAAP purposes:

As at December 31 (Millions)	2002	2001	2000

Assets	$1,441	$1,115	$683
Liabilities	750	539	315
Operating revenue	191	133	88
Operating expenses	81	50	36
Net income	50	39	29
Cashflows from operating activities	65	61	36
Cashflows provided from (used in) investing activities	4	4	(3)
Cashflows used in financing activities	(31)	(73)	(30)

(d) Cashflow statement differences

The statement of cashflow prepared under US GAAP differs from Canadian GAAP because US GAAP requires reclassification of interest on convertible debentures from a financing item to an operating item. In addition, the cashflow from discontinued operations would be reclassified under US GAAP to each of the activities as described in Note 5. As a result of the differences in accounting for these items described, the summarized cashflow statement under US GAAP is as follows:

Years ended December 31 (Millions)	2002	2001	2000

Cashflows provided from (used in) the following activities
Operating	$327	$320	$226
Financing	(248)	(275)	(3)
Investing	(163)	(58)	(234)

Net decrease in cash and cash equivalents	$(84)	$(13)	$(11)

(e) Recent accounting pronouncements

In July 2001, FASB issued SFAS 142, “Goodwill and Other Intangible Assets.” SFAS 142 specifies that, among other things, intangible assets with an indefinite useful life and goodwill will no longer be amortized. The standard requires goodwill to be periodically tested for impairment and written down to fair value if considered impaired. The company adopted SFAS 142 effective January 1, 2002 and completed the required transitional impairment test and found there to be no related impairments. The company has no significant goodwill or indefinite-lived assets.

In August 2001, FASB issued SFAS 143, “Accounting for Asset Retirement Obligations,” which is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS 143 addresses the recognition and remeasurement of obligations associated with the retirement of a tangible long-lived asset. The company has not yet determined the impact, if any, of adopting SFAS 143. In October 2001, FASB issued SFAS 144, “Accounting for the Impairment of Disposal of Long-Lived Assets,” which is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS 144 applies to all long-lived assets, including discontinued operations, and it develops one accounting model for long-lived assets that are to be disposed of by sale. The company adopted SFAS 144 effective January 1, 2002.

In April 2002, FASB issued SFAS 145, “Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” First, SFAS 145 rescinds SFAS 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that statement, SFAS 64, “Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements.” Because of

the rescission of SFAS 4 and SFAS 64, the gains and losses from the extinguishment of debt are no longer required to be classified as extraordinary items. Second, SFAS 145 rescinds SFAS 44, “Accounting for Intangible Assets of Motor Carriers.” Third, SFAS 145 amends SFAS 13, “Accounting for Leases,” to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The amendment of SFAS 13 is effective for transactions occurring after May 15, 2002. There has been no impact to the company due to the amendment of SFAS 13. Lastly, SFAS 145 makes various technical corrections to existing pronouncements that are not substantive in nature. The company has not yet evaluated the impact on our financial position or results of operations of the rescission of SFAS 4, 44 and 64 and the other technical corrections prescribed by this statement, all of which become effective in fiscal 2003.

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement requires a liability to be recognized for costs associated with exit or disposal activities when they are incurred rather than at the date upon which a company commits to an exit plan. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

On November 25, 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which elaborates on the disclosure to be made by a guarantor about its obligations under certain guarantees issued. There is also a new requirement that a guarantor must recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The interpretation does identify several situations where the recognition of a liability at inception for a guarantor’s obligation is not required. The disclosure requirements are effective for interim and annual periods ending after December 15, 2002. The initial recognition and measurement provisions of Interpretation No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor’s fiscal year end. The company has not determined the impact of the initial recognition and measurement provisions of the interpretation on its financial position or results of operations.

In January 2003, the FASB issued Interpretations No. 46, “Consolidation of Variable Interest Entities,” an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. This interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously-issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The company has not yet evaluated the impact of adopting this interpretation.

NOTE 18: CONTINGENCIES AND OTHER

(a) The company and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business. In the opinion of management, any liability which may arise from such contingencies would not have a material adverse effect on the consolidated financial statements of the company.

Brookfield does not conduct its operations, other than equity-accounted investments, through entities that are not fully or proportionately consolidated in its consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in its consolidated financial statements.

Generally accepted accounting principles require that, where practical, estimates be made with respect to the fair value of both on and off balance sheet financial instruments. The financial assets of the company are generally short-term floating rate loans receivable of a trade nature. At December 31, 2002, the fair value of loans receivable exceeded their book value by $4 million (2001 and 2000 - $1 million). The fair value of mortgages and loans payable is determined by references to current market rates for debt with similar terms and risks. As at December 31, 2002, the fair value of mortgages and loans payable exceeds the book value of these obligations by $149 million (2001 – below the book value by $86 million, 2000 – exceeded the book value by $27 million).

Included in commercial property and commercial development property debt is $185 million (2001 – $267 million, 2000 – $197 million) of mortgage financing contracts held by related parties.

The company uses interest rate swaps to manage risk. Management evaluates and monitors the credit risks of its derivative financial instruments and endeavors to minimize credit risk through offset arrangements, collateral, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is limited to the replacement value of the instrument, and takes into account any replacement cost and future credit exposure. The replacement value or cost of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cashflows using market rates adjusted for credit spreads.

The company held interest rate swap contracts as at December 31, 2002, with a total notional amount of $250 million. These interest rate swap contracts were comprised of contracts with a replacement cost in excess of that recorded in the company’s accounts of $5 million. The interest rate swap transactions include both fixed and variable rate instruments which mature in five years.

(b)  Impact of September 11, 2001

On September 11, 2001, Brookfield owned eight million square feet of space in four office towers surrounding the World Trade Center site – One Liberty Plaza and One, Two and Four World Financial Center. The physical damage sustained by these properties was mainly cosmetic as a result of the attack on and subsequent collapse of the World Trade Center and consisted primarily of replacement of broken windows and some repair to the granite façade on the World Financial Center. While there was no structural damage to these four office towers, the glass-enclosed Winter Garden atrium at the center of the World Financial Center suffered more significant damage from falling debris than other areas of the complex. This component of the World Financial Center was fully restored and opened in September 2002.

To date, approximately $182 million has been received for property and business interruption claims relating to One Liberty Plaza, One World Financial Center, the Winter Garden and common areas of the World Financial Center. Two and Four World Financial Center are covered by insurance in place under the tenant triple-net leases with Merrill Lynch. Brookfield’s insurance claim adjustment process is ongoing due to the complexity of the issues involved. However, Brookfield anticipates recovery of all material amounts relating to the restoration and business interruption costs of its properties.

One Liberty Plaza and Four World Financial Center reopened in October 2001 and One and Two World Financial Center reopened in the first quarter of 2002. No material lease cancellations in the New York portfolio occurred as a result of the events of September 11.

Brookfield has insurance covering certain acts of terrorism for up to $300 million of damage and business interruption costs. Brookfield continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company. Brookfield believes it is in compliance with all of its loan covenants, despite not being able to acquire terrorism coverage for the full replacement cost of the company’s properties.

(c)  Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation. Comparative figures have been restated in US dollars as discussed in Note 1(g).

NOTE 19: SUPPLEMENTAL CASHFLOW INFORMATION

Years ended December 31 (Millions)	2002	2001	2000

Other advances
Debt arranged	$—	$—	$309
Debt repayments	(59)	(530)	(325)

	$(59)	$(530)	$(16)

Investing activities
Dispositions of real estate, net	$193	$249	$25
Acquisitions of real estate, net	(79)	(112)	(187)

	$114	$137	$(162)

Selected Financial Information

December 31 (Millions, except per share information)	2002	2001	2000	1999	1998

Financial results(1)
Commercial property net operating income	$660	$672	$611	$569	$506
Funds from operations and gains – continuing operations	374	334	268	213	173
Net income from continuing operations	236	202	140	125	114
Total assets	7,450	7,419	8,123	7,535	7,200
Capital base	2,433	2,353	2,390	2,293	2,114
Per diluted common share(1)
Common shares outstanding (millions)	160.4	161.7	158.7	132.7	133.1
Fully diluted shares outstanding (millions)	163.9	165.1	167.4	160.3	160.4
Funds from operations and gains	$2.18	$1.92	$1.56	$1.23	$0.98
Funds from operations prior to lease termination income and gains	1.87	1.63	1.45	1.12	0.98
Net income	1.34	1.12	0.76	0.67	0.61
Dividends paid(2)	0.40	0.33	0.25	0.21	0.16
Shareholders’ equity – book value	11.07	10.27	10.06	8.77	8.03
Common share price at year end	18.20	15.45	16.35	8.78	10.15
Operating data
Commercial properties
Number of properties	50	50	60	46	50
Rentable area (sq. ft.)	46	45	46	33	34
Effective interest (sq. ft.)	35	37	41	29	30
Average occupancy (%)	95.5	97.3	97.0	95.7	95.5
Property management
Area managed (sq. ft.)	130	120	120	119	109

(1)	Excludes the assets, liabilities and results of operations of Brookfield Homes Corporation

(2)	Excludes distribution of Brookfield Homes Corporation

Directors

Gordon E. Arnell
New York, New York
Chairman
Brookfield Properties Corporation

Chairman of Brookfield Board since 2000; President and CEO of Brookfield’s predecessor, Carena Developments Ltd., for eleven years; senior executive roles at Oxford Development Group Ltd. and Trizec Corporation Ltd.

David Arthur
Toronto, Canada
President and CEO, Canadian Operations
Brookfield Properties Corporation

President and CEO, Brookfield Canadian operations since 1999. Chairman, Brookfield LePage Johnson Controls since 1998; President and CEO, Brookfield Commercial Properties Ltd. 1997-1999; President and CEO of Brookfield Management Services Ltd. 1992-1998.

William T. Cahill (1)
Ridgefield, Connecticut
Deputy Director, Risk Management
Citibank Community Development

Senior Credit Officer, Community Development Group, Citicorp Real Estate since 2002. Various positions including Managing Director, OREO 1996-2002 and Senior Asset Manager 1991-1996. Vice President and Senior Asset Manager, Mellon Real Estate Investment Advisors Inc., 1983-1991.

Richard B. Clark
New York, New York
President and CEO
Brookfield Properties Corporation

President and CEO of Brookfield since 2002; President and CEO of U.S. operations 2000-2002; senior management positions in U.S. operations for Brookfield and its predecessor companies including COO, EVP and Director of Leasing.

Jack L. Cockwell (2)
Toronto, Ontario
Co-Chairman
Brascan Corporation

Group Chairman of Brascan Corporation since 2002, President and CEO 1991 to 2001, senior executive of Brascan and its predecessor companies from 1969. Director, Brascan, Edper Partners and affiliates. Chairman, Board of Trustees, Royal Ontario Museum.

J. Bruce Flatt
Toronto, Ontario
President and CEO
Brascan Corporation

President and CEO of Brascan Corporation since 2002, President and CEO of Brookfield 2000-2001, President and COO 1995-2000, other senior management positions from 1992. Director, Brascan, Edper Partners and affiliates.

Lance Liebman (2)(3)*
New York, New York
William S. Beinecke Professor of Law
Columbia Law School

Professor of Law at Columbia since 1991; Director of the American Law Institute since 1999, Dean, Columbia Law School 1991-1996. Professor, Harvard Law School 1970-1991; Assistant to NYC Mayor John V. Lindsay 1968-1970; Law Clerk to U.S. Supreme Court Justice Byron White 1967-1968.

John R. McCaig, C.M., L.L.D. (2)(3)
Calgary, Alberta
Chairman
Trimac Corporation

Chairman of Trimac since 1994; Chairman and CEO of Trimac Limited 1980-1994; President 1970-1980; President, Trimac Transportation Ltd. 1961-1969. Board of Bantrel Inc., Western Lakota Energy Services Inc.; Chairman Emeritus, Calgary Health Trust.

Paul D. McFarlane (1)
Mississauga, Ontario

Retired from CIBC in December 2002 after more than 40 years’ service in numerous branch, regional and lead office positions, most recently as Senior Vice President, Special Loans, from 1994 until retirement.

Allan S. Olson (1)(3)
Edmonton, Alberta
President and CEO
First Industries Corporation

President and CEO of First Industries since 1991. President and CEO, Churchill Corp. 1989-1990 and Banister Construction Group 1990-1991. Various positions at Stuart Olson Construction including President and CEO 1965-1989. Director, Ipsco Steel and Summit REIT.

Sam Pollock, O.C. (1)(2)(3)(4)
Toronto, Ontario

Chairman, Toronto Blue Jays 1995-2000; Chairman, John Labatt Ltd. 1991-1995; President, Carena Investments 1978-1991; Vice President and General Manager, Montreal Canadiens 1964-1978. Member, Order of Canada and Order of Quebec. Inducted to the Hockey Hall of Fame and the Canadian Sports Hall of Fame. Named Great Montrealer in 1978.

John E. Zuccotti
Brooklyn, New York
Co-Chairman
Brookfield Properties Corporation

Senior Counsel, Weil, Gotshal and Manges since 1998; President and CEO, Olympia & York Companies U.S.A. 1990-1997; Partner, Brown & Wood 1986-1990 and Tufo & Zuccotti 1978-1986. First Deputy Mayor of the City of New York 1975-1977. Chairman, New York City Planning Commission 1973-1975.

Membership of Board Committees:

(1) Audit Committee

(2) Human Resources Committee

(3) Governance and Nominating Committee

(4) Lead Director

* Director-elect pending approval at Annual General Meeting

Outgoing Board Members pending Annual General Meeting: Jean A. Beliveau Ian G. Cockwell Robert A. Ferchat Roger Garon

Strengthening Corporate Governance

Sound and effective corporate governance has always been a priority for Brookfield. With the recent attention on high-profile companies in which corporate governance practices failed, we took the opportunity to review our corporate governance policies and practices taking into account both existing regulations and generally acknowledged “best practices” of comparable public companies.

As a result, we have made several changes to our policies and practices which we believe strengthen our effectiveness as managers of Brookfield and our accountability to you, the shareholder. Chief among these changes is the appointment of Sam Pollock as an independent lead director and a reduction in the number of Board members to 12 to maximize the effectiveness of the Board. In addition, our audit and compensation committees are now comprised entirely of independent directors. We began to expense management options in the first quarter of 2002 and, ahead of any regulatory requirement on Brookfield to do so, our CEO and CFO certified the accuracy of our financial statements beginning in the second quarter of 2002. Details of our corporate governance program are outlined in the Management Information Circular and can also be accessed on our website.

We remain committed to full accountability to our shareholders and welcome any comments you may have on our corporate governance and investor relations programs.

Officers

CORPORATE

Gordon E. Arnell
Chairman

Richard B. Clark
President and Chief Executive Officer

John E. Zuccotti
Co-Chairman

Steven J. Douglas
Executive Vice President and CFO

G. Mark Brown
Senior Vice President, Finance

Kathleen G. Kane
Senior Vice President and
General Counsel

Melissa J. Coley
Vice President, Investor Relations

P. Keith Hyde
Vice President, Taxation

T. Nga Trinh
Vice President and Controller

Gordon E. Widdes
Vice President, Information Technologies

Linda T. Northwood
Corporate Secretary

PROPERTY OPERATIONS

UNITED STATES

Dennis H. Friedrich
Executive Vice President and COO

Lawrence F. Graham
Executive Vice President, Development

Edward F. Beisner
Senior Vice President and Controller

Daniel Kindbergh
Senior Vice President, Operations

Jeremiah B. Larkin
Senior Vice President, Leasing

James E. Hedges
Senior Director, Strategic Initiatives

Patricia Anikewich
Vice President, Human Resources

Brett Fox
Vice President and Associate Counsel

CANADA

David D. Arthur
President and Chief Executive Officer

Thomas F. Farley
Senior Vice President, Western Canada

Philip Mostowich
Senior Vice President, Eastern Canada

Kieran F. Mulroy
Senior Vice President

Karen H. Weaver
Senior Vice President,
Operations Services and CFO

Seamus Foran
Senior Vice President, Finance and
Investments

Michelle DiEmanuele
Vice President, Human Resources

Michael Zessner
Vice President and General Counsel

RESIDENTIAL OPERATIONS

Alan Norris President and Chief Executive Officer

Corporate Information

HEAD OFFICE

New York

One Liberty Plaza
165 Broadway, 6th Floor
New York, New York 10006
Tel: 212.417.7000
Fax: 212.417.7196

Toronto

P.O. Box 770, Suite 330
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
Tel: 416.369.2300
Fax:416.369.2301

TRANSFER AGENT

CIBC Mellon Trust Company

P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Tel: 416.643.5500 or 800.387.0825
Fax:416.643.5501
Website: www.cibcmellon.com
E-mail: inquiries@cibcmellon.com

STOCK EXCHANGE LISTINGS

	Symbol	Stock Exchange
Common shares Preferred shares Class AAA, Series F	BPO BPO.PR.F	NYSE, TSX TSX

SHAREHOLDER INFORMATION www.brookfieldproperties.com

Brookfield welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations and Communications at (212) 417-7000 or via e-mail at mcoley@brookfieldproperties.com. Inquiries regarding financial results should be directed to Steven Douglas, Executive Vice President and Chief Financial Officer at (416) 369-2300 or via e-mail at sdouglas@brookfieldproperties.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent.

ANNUAL GENERAL MEETING

The Annual General Meeting of shareholders will be held at the Design Exchange, 234 Bay Street, Toronto, Ontario, at 11:30 a.m. on April 25, 2003. Shareholders may also participate by webcast through Brookfield’s website at www.brookfieldproperties.com.

Printed in Canada

One Liberty Plaza
165 Broadway, 6th Floor
New York, New York 10006
Tel: 212.417.7000
Fax: 212.417.7196

BCE Place
Bay Wellington Tower
181 Bay Street, Suite 330
Toronto, Ontario M5J 2T3
Tel: 416.369.2300
Fax: 416.369.2301

Website:
www.brookfieldproperties.com